UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina

(Jurisdiction of incorporation or organization)

Maipú 1
C1084ABA
City of Buenos Aires
Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Free translation from the original prepared in Spanish for publication in Argentina

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

AND FOR THE SIX AND THREE-MONTH PERIODS THEN ENDED

PRESENTED IN COMPARATIVE FORMAT

Free translation from the original prepared in Spanish for publication in Argentina

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the unaudited consolidated condensed interim financial statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
CABA	Ciudad Autónoma de Buenos Aires
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CIESA	Compañía de inversiones de energía S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	Comisión Nacional de Valores – Argentine Securities Commission
CPB	Central Piedra Buena S.A.
CPD	Own Distribution Costs
CTB	Central Térmica Barragán S.A. (Ex PEA)
CTEB	Central Térmica Ensenada de Barragán
CTGEBA	Central Térmica Genelba
Ecuador TLC	Ecuador TLC S.A.
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENARGAS	National Regulator of Gas
ENRE	National Regulatory Authority of Electricity
FACPCE	Federación Argentina de Consejos Profesionales de Ciencias Económicas
Greenwind	Greenwind S.A.
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
IASB	International Accounting Standards Board
IGJ	Inspección General de Justicia - General Inspection of Justice
IPC	Índice de Precios al Consumidor
IPIM	Índice de Precios Internos al por Mayor
MATER	Mercado a Término de Energía Renovable
MEGSA	Mercado Electrónico de Gas S.A.
MEM	Wholesale Electricity Market
NIC	International Accounting Standards

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 GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
NIIF	International Financial Reporting Standards
NYSE	New York Stock Exchange
OED	Organismo Encargado del Despacho
OCP	Oleductos de Crudo Pesados Ltd
Oldelval	Oleoductos del Valle S.A.
PACOGEN	Pampa Cogeneración S.A.
PACOSA	Pampa Comercializadora S.A.
PBA	Buenos Aires province
PEB	Pampa Energía Bolivia S.A.
PEPE II	Parque Eólico Pampa Energía II
PEPE III	Parque Eólico Pampa Energía III
PHA	PHA S.A.U.
PISA	Pampa Inversiones S.A.
PP	Pampa Participaciones S.A.
Refinor	Refinería del Norte S.A.
RTI	Tariff Structure Review
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico
SACME	Centro de Movimiento de Energía S.A.
SADI	Argentine Interconnection System
SE	Secretary of Energy
SEC	Security and Exchange Comission
SEE	Secretary of Electrical Energy
SGE	Secretary of Energy Government
SRRyME	Electricity Market and Renewable Resources Secretariat
TGS	Transportadora de Gas del Sur S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.

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Free translation from the original prepared in Spanish for publication in Argentina

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
TV	Turbina a vapor
US$	U.S. dollar
WACC	Weighted Average Cost of Capital
YPF	YPF S.A.

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Free translation from the original prepared in Spanish for publication in Argentina

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month periods ended June 30, 2020

presented in comparative format

(In millions of Argentine Pesos (“$”))

		Six-month		Three-month
	Note	06.30.2020	06.30.2019	06.30.2020	06.30.2019

Revenue	8	71,788	63,932	33,251	34,505
Cost of sales	9	(53,952)	(45,131)	(26,396)	(23,862)
Gross profit		17,836	18,801	6,855	10,643

Selling expenses	10.1	(5,494)	(3,644)	(3,166)	(1,831)
Administrative expenses	10.2	(5,239)	(3,704)	(2,815)	(1,841)
Exploration expenses	10.3	(9)	(71)	(5)	(30)
Other operating income	10.4	889	896	407	446
Other operating expenses	10.4	(2,082)	(1,957)	(1,260)	(940)
Impairment of property, plant and equipment, intangible assets and inventories	6.1.1	(4,316)	-	-	-
Share of profit from associates and joint ventures	5.2.2	3,157	2,928	1,088	2,093
Agreement on the regularization of obligations		-	13,066	-	13,066
Operating income		4,742	26,315	1,104	21,606

Gain on monetary position, net		3,259	5,825	1,583	2,517
Finance income	10.5	1,875	2,399	868	1,101
Finance costs	10.5	(8,291)	(7,151)	(4,430)	(3,540)
Other financial results	10.5	433	538	1,547	1,033
Financial results, net		(2,724)	1,611	(432)	1,111
Profit before income tax		2,018	27,926	672	22,717
Income tax	10.6	(1,957)	1,159	(1,554)	(268)
Profit (loss) of the period		61	29,085	(882)	22,449

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Exchange differences on translation		24,144	10,502	12,919	(990)
Items that may be reclassified to profit or loss
Exchange differences on translation		(2,138)	3,073	(2,132)	4,201
Other comprehensive income of the period		22,006	13,575	10,787	3,211
Total comprehensive income of the period		22,067	42,660	9,905	25,660

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Free translation from the original prepared in Spanish for publication in Argentina

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the six and three-month periods ended June 30, 2020

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Note	06.30.2020	06.30.2019	06.30.2020	06.30.2019
Total income (loss) of the period attributable to:
Owners of the company		995	23,704	220	17,173
Non - controlling interest		(934)	5,381	(1,102)	5,276
		61	29,085	(882)	22,449

Total comprehensive income of the period attributable to:
Owners of the company		19,021	33,746	9,226	18,845
Non - controlling interest		3,046	8,914	679	6,815
		22,067	42,660	9,905	25,660

Earnings per share attributable to the equity holders of the company during the period
Total basic and diluted earnings per share	13.2	0.62	12.79

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

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Free translation from the original prepared in Spanish for publication in Argentina

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of June 30, 2020

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Note	06.30.2020	12.31.2019
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	239,109	210,056
Intangible assets	11.2	9,812	9,068
Right-of-use assets		998	930
Deferred tax assets	11.3	6,095	1,702
Investments in joint ventures and associates	5.2.2	37,340	30,638
Financial assets at amortized cost	12.1	-	1,048
Financial assets at fair value through profit and loss	12.2	789	671
Other assets		54	45
Trade and other receivables	12.3	5,301	4,711
Total non-current assets		299,498	258,869

CURRENT ASSETS
Inventories	11.4	9,218	9,175
Financial assets at amortized cost	12.1	3,350	3,224
Financial assets at fair value through profit and loss	12.2	4,232	21,867
Derivative financial instruments		-	214
Trade and other receivables	12.3	33,284	33,583
Cash and cash equivalents	12.4	29,151	13,496
Total current assets		79,235	81,559
Total assets		378,733	340,428

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Free translation from the original prepared in Spanish for publication in Argentina

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION (Continuation)

As of June 30, 2020

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Note	06.30.2020	12.31.2019
SHAREHOLDERS´ EQUITY
Share capital	13.1	1,553	1,677
Share capital adjustment	13.1	9,829	9,826
Share premium	13.1	19,950	19,570
Treasury shares	13.1	43	71
Treasury shares adjustment	13.1	24	27
Treasury shares cost	13.1	(1,295)	(2,527)
Legal reserve		3,703	1,753
Voluntary reserve		62,973	17,727
Other reserves		(775)	(771)
Retained earnings		12,676	51,844
Other comprehensive income		22,013	15,668
Equity attributable to owners of the company		130,694	114,865
Non-controlling interest		31,432	29,397
Total equity		162,126	144,262

LIABILITIES
NON-CURRENT LIABILITIES
Investments in joint ventures and associates	5.2.2	222	265
Provisions	11.5	10,038	8,703
Income tax liabilities	12.7	6,035	590
Deferred revenue		1,200	270
Taxes payables		128	263
Deferred tax liabilities	11.3	24,482	22,068
Defined benefit plans		2,133	1,606
Salaries and social security payable		309	241
Borrowings	12.5	107,469	105,629
Trade and other payables	12.6	7,202	5,419
Total non-current liabilities		159,218	145,054

CURRENT LIABILITIES
Provisions	11.5	1,437	1,206
Deferred revenue		32	5
Deferred tax liabilities	12.7	1,833	3,154
Taxes payables		3,798	4,316
Defined benefit plans		238	230
Salaries and social security payable		3,208	3,834
Derivative financial instruments		47	204
Borrowings	12.5	15,302	10,974
Trade and other payables	12.6	31,494	27,189
Total current liabilities		57,389	51,112
Total liabilities		216,607	196,166
Total liabilities and equity		378,733	340,428

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

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Free translation from the original prepared in Spanish for publication in Argentina

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the six-month period ended June 30, 2020

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves (1)	Other comprehensive income / (loss)	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2018	1,874	9,826	18,499	25	134	(1,490)	904	7,355	(483)	(314)	15,193	51,523	16,160	67,683

Shareholders’ meeting 04.29.2019
- Constitution of legal and voluntary reserve	-	-	-	-	-	-	849	16,134	-	-	(16,983)	-	-	-
Stock compensation plans	1	-	1	-	-	14	-	-	10	-	-	26	-	26
Acquisition of own shares	(60)	-	-	60	-	(2,400)	-	-	(247)	-	-	(2,647)	(238)	(2,885)
Dividends provided for pay	-	-	-	-	-	-	-	-	-	-	-	-	(57)	(57)
Profit for the six-month period	-	-	-	-	-	-	-	-	-	-	23,704	23,704	5,381	29,085
Other comprehensive income for the six-month period	-	-	-	-	-	-	-	-	-	6,652	3,390	10,042	3,533	13,575
Balance as of June 30, 2019	1,815	9,826	18,500	85	134	(3,876)	1,753	23,489	(720)	6,338	25,304	82,648	24,779	107,427
Shareholders’ Extraordinary meeting 10.01.2019
- Capital reduction	-	-	-	(152)	(105)	6,019	-	(5,762)	-	-	-	-	-	-
Stock compensation plans	-	-	1	-	(2)	-	-	-	13	-	-	12	-	12
Acquisition of own shares	(138)	-	1,069	138	-	(4,670)	-	-	(64)	-	-	(3,665)	(1,461)	(5,126)
Profit for the complementary six-month period	-	-	-	-	-	-	-	-	-	-	9,308	9,308	914	10,222
Other comprehensive income for the complementary six-month period	-	-	-	-	-	-	-	-	-	9,330	17,232	26,562	5,165	31,727
Balance as of December 31, 2019	1,677	9,826	19,570	71	27	(2,527)	1,753	17,727	(771)	15,668	51,844	114,865	29,397	144,262

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Free translation from the original prepared in Spanish for publication in Argentina

UNAUDITED CONSOLIDATED CONDENSED

INTERIM STATEMENT OF CHANGES IN EQUITY (Continuation)

For the six-month period ended June 30, 2020

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Defined benefit plans	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves (1)	Other comprehensive income / (loss)	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2019	1,677	9,826	19,570	71	27	(2,527)	1,753	17,727	(771)	15,668	51,844	114,865	29,397	144,262
Shareholders’ meeting 04.07.2020 and Shareholders’ Extraordinary meeting 10.01.2019
- Constitution of legal and voluntary reserve -	-	-	-	-	-	-	1,950	49,894	-	-	(51,844)	-	-	-
- Capital reduction (Note 13.1)	-	-	-	(152)	-	4,800	-	(4,648)	-	-	-	-	-	-
Stock compensation plans (Note 13.1.1)	1	3	(12)	(1)	(3)	46	-	-	(4)	-	-	30	-	30
Acquisition of own shares (Note 13.1.1)	(125)	-	392	125	-	(3,614)	-	-	-	-	-	(3,222)	(492)	(3,714)
Dividends provided for pay	-	-	-	-	-	-	-	-	-	-	-	-	(519)	(519)
Profit (loss) for the six-month period	-	-	-	-	-	-	-	-	-	-	995	995	(934)	61
Other comprehensive income for the six-month period	-	-	-	-	-	-	-	-	-	6,345	11,681	18,026	3,980	22,006
Balance as of June 30, 2020	1,553	9,829	19,950	43	24	(1,295)	3,703	62,973	(775)	22,013	12,676	130,694	31,432	162,126

(1)	It includes the result of operations with non-controlling interest that do not result in a loss of control and reserves for stock compensation plans.

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements

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Free translation from the original prepared in Spanish for publication in Argentina

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF CASH FLOWS

For the six-month period ended June 30, 2020

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Note	06.30.2020	06.30.2019
Cash flows from operating activities:
Profit of the period		61	29,085
Adjustments to reconcile net profit (loss) to cash flows generated by operating activities:	14.1	18,230	(11,806)
Changes in operating assets and liabilities	14.2	2,162	(1,553)
Net cash generated by operating activities		20,453	15,726
Cash flows from investing activities:
Payment for property, plant and equipment		(9,447)	(13,735)
Collection for financial assets		5,290	9,996
Payments for capital integration in associates		(190)	(4,279)
Collections for sales of shares in companies and property, plant and equipment		42	934
Dividends received		189	3,232
Colletion from loans		368	160
Recovery (suscription) of investment funds, net		17,054	(1,587)
Net cash generated by (used in) investing activities		13,306	(5,279)

Cash flows from financing activities:
Proceeds from borrowings		8,146	4,871
Payment of borrowings		(11,232)	(10,205)
Payment of borrowings interests		(6,694)	(2,814)
Payment for acquisition of own shares		(3,714)	(2,885)
Payments of dividends from subsidiaries to third parties		(586)	(57)
Repurchase and redemption of corporate bonds		(4,144)	(103)
Payments of leases		(170)	(137)
Used in generated by financing activities		(18,394)	(11,330)

Increase (Decrease) in cash and cash equivalents		15,365	(883)

Cash and cash equivalents at the begining of the year	12.4	13,496	9,097
Exchange difference generated by cash and cash equivalents		290	313
Increase (Decrease) in cash and cash equivalents		15,365	(883)
Cash and cash equivalents at the end of the period	12.4	29,151	8,527

The accompanying notes are an integral part of these unaudited condensed interim financial statements

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

For the six-month period ended June 30, 2020

presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 1: GENERAL INFORMATION

1.1 General information of the Company

The Company is a fully integrated power company in Argentina which directly and through its subsidiaries, participates in the electric energy and gas value chains.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 4,944 MW installed capacity, which represents approximately 12% of Argentina’s installed capacity, being one of the fourth largest independent generator in the country. Additionally, the Company is currently undergoing a process to expand its capacity by 295 MW.

In the distribution segment, the Company has a controlling interest in Edenor, the largest electricity distributor in Argentina, which has approximately 3.1 million customers and a concession area covering the Northern part of the City of Buenos Aires and Northwestern Greater Buenos Aires.

In the oil and gas segment, the Company is one of the leading oil and natural gas producers in Argentina, with operations in 12 production areas and 6 exploratory areas and a production level of 6.8 million m3/day of natural gas and 4.6 thousand barrels of oil equivalent per day for oil during the six-month period ended June 30, 2020. Its main natural gas production blocks are located in the Provinces of Neuquén and Río Negro.

In the petrochemical segment the operations are based in the Argentine Republic, where the Company operates three high-complexity plants that produce styrene, synthetic rubber and polystyrene, with a local market share between 88% and 100%.

Finally, through its holding and others segment, the Company participates in the electricity and gas transportation businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 20,980 km high-voltage electricity transmission network in Argentina with an 85% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,231 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires. Besides, the Company owns a 28.5% direct interest in Refinor, which has a refinery with an installed capacity of 25.8 kb of oil per day and 91 gas stations Additionally, the segment includes advisory services provided to related companies.

1.2 Impact of the Coronavirus outbreak on our Operations

The outbreak and spread of a virus known as "Coronavirus" (or COVID-19) by the end of 2019 has brought about several consequences globally. Among the most relevant impacts, a significant economic downturn was evidenced worldwide, the impacts and scopes of which are still unknown.

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Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 1: (Continuation)

On March 11, the World Health Organization declared COVID-19 a global pandemic. Given the magnitude of the spread of the virus, in March 2020 several governments around the world implemented drastic measures to contain it, including, but not limited to, the closure of borders and the mandatory lockdown of the population, halting non-essential economic activities and generating a pronounced global economic recession.

While in the European continent, as well as in several countries in Asia and Oceania, a gradual easing of lockdown measures has started, the main focus of the pandemic is currently the American continent, where the level of infections continues growing steadily.

In Argentina, the Federal Government decreed the nationwide social, preventive and mandatory lockdown effective from March 20 to March 31, allowing the movement of persons exclusively in association with the provision of essential products and services. However, in view of the epidemiological diagnosis, this term was extended repeatedly until July 17, 2020, incorporating certain relaxation measures based on the epidemiological situation in the different areas of the country. On July 18, the Federal Government formalized a scheme for the gradual resuming of commercial, industrial and social activities in the Buenos Aires Metropolitan Area (AMBA).

These situations have adversely affected the energy industry in the country, as detailed below:

-	As regards the electric power generation segment, in the second quarter of 2020 the SADI’s demand for electricity decreased by 5.8% compared to the same period of 2019, mainly due the lower industrial and commercial activity resulting from the social lockdown, which was partially offset by an increase in residential consumption. Furthermore, the tariff freeze and the social lockdown have generated delays in the electricity distribution company’s payment chain, added to postponements in the National Treasury contributions, as a result of which CAMMESA has recorded a growing delay in payment terms to generation and hydrocarbon producers, reaching a peak of 45 days. Additionally, the SE instructed CAMMESA to suspend the automatic adjustment mechanism for the spot remuneration set by SE Resolution No. 31/20. These measures directly affect the power generation’s segment economic and financial situation, and, if they continue deteriorating, they may compromise the sector’s liquidity and creditworthiness, hampering the proper maintenance of assets and placing the availability of power facilities at stake.
-	As regards the gas sector, in the second quarter of 2020 gas production recorded a 9% year-on-year decrease due to the restraining effects of the social, preventive and mandatory lockdown, combined with higher seasonal temperatures. According to estimates, the price of gas at wellhead amounted to US$ 2.3/MMBTU, a 35% lower than in the same period of 2019. This decrease is mainly due to the lower prices tendered under CAMMESA’s April and May monthly auctions, which were impacted by the oversupply of gas and the low demand for electricity, recording average prices of approximately US$ 1.5/MMBTU.
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Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 1: (Continuation)

-	The economic recession caused by the spread of COVID-19, the significant decline in the demand for fuels and the disagreement between producers that are members of the Organization of Oil Exporting Countries (“OPEC”) and non-OPEC (“OPEC+”) members resulted in a supply and storage crisis of such magnitude that the oil market was greatly impacted. The WTI showed a record drop, reaching -US$ 37.63/bbl, whereas the Brent price fell below US$ 20/bbl. After the cutbacks on supply implemented by the OPEC and the OPEC+ and the gradual easing of lockdown measures attempted by several countries, a recovery trend was evidenced in the listings of crude oil and its derivatives, with the Brent crude oil showing a sustained quotation above US$ 40/bbl as from mid-June. Even though domestic oil prices use international values as a benchmark, they have experienced a strong decline as a result of the collapse in demand. In this sense, on May 18, 2020, the National Government set a support price of US$45/barrel for the domestic production (see Note 2.3.2).

-	As regards the petrochemicals segment, there has been a significant decrease in the demand for certain products sold by the Company, such as styrene and octane bases and, to a lesser extent, polystyrene. As a result of these declines, the styrene and reforming plants halted production for 40 and 60 days, respectively, between May and June, whereas the polystyrene plant stopped production for 30 days in June. Furthermore, the production of rubber had to be suspended in the months of April and May as it was not considered an essential activity and in line with the shutdown of its main domestic customers.
-	As regards electricity distributors, a slight decrease in demand has been evidenced, mainly as a result of the slump in non-essential commercial and industrial activities, which was offset by an increase in residential consumption. Furthermore, the lockdown has impacted physical collection agencies and the consumers’ income, and a considerable increase in delinquency indexes has been evidenced. However, with the gradual opening of financial institutions and collection agencies, the collectability rate has increased substantially. On March 25, 2020 DNU No. 311/20 was passed, which suspends disconnections of electricity and other services in case of default or non-payment during 180 days for certain users in a socially vulnerable situation. Furthermore, on June 19, 2020 DNU No. 543/20 was issued, which extends the public utilities’ tariff freeze for an additional term of 180 calendar days. Given the need for investments to maintain service quality levels and the inflationary context, Edenor was forced to make partial payments for the energy acquired in the MEM to CAMMESA as from maturities taking place in 2020.

The Company’s management is monitoring the situation and adopting measures aiming to safeguard its staff's health integrity, maintain operations and preserve its financial position. These actions include, among others, the implementation of a remote working scheme for all positions allowing it, the reinforcement of preventive protocols in the assets where the presence of staff is essential to guarantee the proper and timely performance of operation and maintenance tasks, and the search for financing opportunities under reasonable market conditions. Currently, and in line with the recent gradual unlockdown scheme in the AMBA, the Company is devising a program for the progressive and safe return of remote positions which contemplates adapting facilities and supplying personal protection equipment, developing an alternative transport scheme while the limitations on the use of public transport persist, and organizing different groups to maintain social distancing.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 1: (Continuation)

As regards consolidated condensed interim financial statements as of June 30, 2020, the main impacts caused by the previously described circumstances are outlined below:

- Assessment of the recoverable value of Property, plant and equipment: The decrease in prices and the industry’s demand constitutes an impairment indicator under IAS 36 and, therefore, recoverable amount tests have been performed as of March 31, 2020. See details in Note 6.1.1.

- Impairment of inventory: The fall in reference prices, mainly in petrochemicals, has generated the posting of an allowance for impairment of inventory for $ 706 million. See Notes 6.1.1 and 11.4.

As of June 30, 2020, no additional indications have been identified which may impact the assumptions taken into consideration in the above-mentioned recoverability assessments.

The full scope of the COVID-19 outbreak and its impact in the economy of the country is still unknown and impossible to predict in a reasonable manner. However, even though significant adverse effects have resulted and are expected to continue in the short term, it is anticipated that they will not affect the Company’s business continuity. Given its current financial soundness, the Company estimates that it will be able to continue meeting its financial commitments over the next twelve months.

However, it is impossible to foresee how measures will continue evolving and their impact on the economy in general and the Company in particular, as well as to which extent the Company’s business and the results of its operations will be affected in the future.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 2: REGULATORY FRAMEWORK

2.1 Generation

2.1.1 New Remuneration scheme at the Spot market

On February 27, 2020, SE Resolution No. 31/20 was published in the Official Gazette, superseding the remuneration scheme established by SRRYME Resolution No. 1/19.

The new scheme reduces prices of the remuneration for available power capacity, and furthermore transfers the remuneration prices to Argentine pesos by applying a 60 $/U$S exchange rate. However, it establishes that prices will be monthly updated through a factor contemplating a 60% adjustment by IPC and a 40% adjustment by IPIM. However, subsequently, through Note No. 2020-24910606-APN-SE#MDP of April 8, 2020, the SE instructed CAMMESA to postpone until further decision the application of the aforementioned automatic adjustment mechanism.

Furthermore, it establishes an additional remuneration for the power generated in those hours of maximum thermal requirement of the month. In the case of thermal generators, the average generated power will be considered, and in the case of hydroelectric generators, the average operated power will be considered.

Finally, it maintains prices of the remuneration for generated and operated energy.

Resolution SE No. 31/20 amendments with an impact on the Company's remuneration scheme are detailed below:

2.1.1.1 Remuneration for Available Power Capacity

a) Thermal Power Generation

The Resolution maintains in effect a remuneration made up of a minimum or base power capacity payment for generators with no availability commitments, and another for offered guaranteed power capacity.

Prices of 360 thousand and 270 thousand $/MW-month were established as remuneration for guaranteed power capacity for the summer-winter and autumn-spring periods, respectively, implying a 14% and 18% decreases for the summer-winter and autumn-spring periods, respectively for enabled generators, except for Internal Combustion Engines with capacity less than or equal to 42 MW, for which prices were established at 420 thousand and 330 thousand $/MW-month for the summer-winter and autumn-spring periods, respectively.

On the other hand, it establishes an additional remuneration for power generated in the hours of maximum thermal requirement of the month (hmrt), which corresponds to the 50 hours with the largest dispatch of thermal generation of each month divided into two blocks of 25 hours each, with prices of 45 thousand and 22.5 thousand $/MW-hmrt for the first and second block, respectively for the summer-winter periods and 7.5 thousand $/MW-hmrt only for the first block for the autumn-spring periods.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Like SRRYME Resolution No. 1/19, Resolution SE No. 31/20, applies a coefficient derived from the unit’s average utilization factor during the last twelve months to the power capacity remuneration. Although it maintains the formula Resolution SRRYME 1/19 scheme, in case if the usage factor is lower than 30%, it establishes a 60% of the power capacity payment will be collected, except for Internal Combustion Engines with capacity less than or equal to 42 MW, that will collect 70% of the power capacity payment.

b) Hydroelectric Generation

Power capacity availability is determined independently of the reservoir level, the contributions made, or the expenses incurred. Furthermore, in the case of pumping hydroelectric power plants, the operation as turbine and pump at all hours within the period is considered to calculate availability.

The base remuneration is determined by the actual power capacity plus that under programmed and/or agreed maintenance, with prices ranging from 132,000 to 297,000 $/MW-month, depending on the scale and type of power plant, that considering the elimination of the additional remuneration set by SRRYME Resolution No. 1/19, implied a 45% and 12% decrease for conventional and pumping hydroelectric power plants, respectively. It should be noted that, in order to mitigate the incidence of plants’ programmed maintenance, and as a signal for their optimization, a 1.05 factor will be applied to power capacity prices.

In case of hydroelectric power plants maintaining control structures on river courses and not having an associated power plant, a 1.20 factor will be applied to the plant at the headwaters.

On the other hand, it establishes an additional remuneration for power operated in the hours of maximum thermal requirement of the month, with a price of 32.5 thousand $/MW-hmrt applying a 1.2 and 0.6 factor for the first and second 25 hmrt block, respectively, for the summer-winter periods and 0.2 factor only for the first 25 hmrt block for the autumn-spring periods.

c) Wind generation

No remuneration related to power capacity availability is set, establishing a single remuneration value for generated energy (see next item).

2.1.1.2 Remuneration for Generated and Operated Energy

It establishes a remuneration for Generated Energy with prices ranging between 240 and 420 $/MWh, depending on the type of fuel and a remuneration for Operated Energy applicable to the integration of hourly power capacities for the period, with an 84 $/MWh price for any type of fuel, thus maintaining prices established by SRRYME Resolution No. 1/19.

It should be noted that, in the event that the generation unit is dispatched outside the optimal dispatch, remuneration for generated energy will be set at 60% of the net installed power capacity, regardless of the energy delivered by the generation unit.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

In the case of hydroelectric plants, prices for Energy Generated and Operated under Resolution SE No. 31/20 are remunerated at 210 $/MWh and 84 $/MWh, respectively, maintaining prices established by SRRYME Resolution No. 1/19. The remuneration for operated energy must correspond to the optimal dispatch of the system, however, the resolution does not indicate what the consequence would be otherwise.

In the case of hydroelectric pumping plants, both the energy generated and the one consumed for pumping, by the energy pumped, and the energy operated are considered. In addition, if it functions as a synchronous compensator, 60 $/MVAr will be recognized for the megavolt exchanged with the network when required and 84 $/MWh for the energy operated.

As regards energy generated from unconventional sources, Resolution SE No. 31/20 establishes a single remuneration value of 1,680 $/MWh, irrespective of the source used, maintaining the value established by SRRYME Resolution No. 1/19. Energy generated prior to the commissioning by the OED will be remunerated at 50% of the above-mentioned remuneration.

2.1.2 Extraordinary payment mechanism for Large Users

With regards to the impact of the mandatory lockdown mentioned in Note 1.2, through Note No. 2020-24708517-APN-SSEE#MDP, the SE approved an extraordinary payment mechanism for Large Users, that purchase electricity directly to CAMMESA, allowing to pay only a portion of the invoice for the supply at maturity, and to extend the payment of the balance for a period of 15 days to 6 months, depending on the drop in demand. No penalties or surcharges will be applied to such amounts. This mechanism will apply to maturities that occur from April 1, 2020 and up to 60 days after the removal of the mandatory lockdown.

2.1.3 Seasonal Programming

The SE Resolution No. 70/20, issued on May 5, 2020, approved the seasonal programming for the May–October 2020 winter period. Seasonal prices remain unchanged until October 2020, with a power capacity reference price of $ 80,000/MW-month and an energy reference price for residential customers of $ 1,852/MWh (for the peak demand) effective as from February 2019, as well as energy reference prices effective for the 2019 winter period of $ 2,902 /MWh for the May, 1 - July 31, 2020 period and $ 3,042 /MWh for the August, 1 - October 31, 2020 period, in both cases for large users and $ 1,985 /MWh for the May, 1 - July 31, 2020 period and $ 2,122 /MWh for the August, 1 - October 31, 2020 period for the remaining non-residential users. The stabilized price set by SEE Provision No. 75/18 for the extra high voltage power transmission and the retail-based main transmission price also remained unchanged.

2.1.4. Generation projects

As a result of the COVID-19 pandemic (see Note 1.2), through Note NO-2020-37458730-APN-SE#MDP the SE instructed the temporary suspension of terms for the execution of the contracts under the RenovAr Programs (Rounds 1, 1.5, 2 and 3), former SE Resolution No. 712/09, former MEyM Resolution No. 202/16 and former SEE Resolution No. 287/17, as well as for projects within the framework of former MEyM Resolution No. 281/17. The instruction applies to projects which had not been previously commissioned as from March 12, 2020 and until September 12, 2020, both dates inclusive. Consequently, the temporary suspension of notices of non-compliance with the scheduled work progress dates was instructed, both regarding the increase in the contract performance bond and the imposition of the stipulated penalties, as applicable, under all agreements entered into pursuant to such resolutions.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Furthermore, it ordered the temporary suspension of notices of breach upon failure to comply with the date scheduled for the commercial commissioning of projects with a dispatch priority under the terms of former MEyM Resolution No. 281/17, and of the collection of the amounts stipulated in the event of breach, in all cases keeping the timely granted dispatch priorities.

2.1.5. Relaxation of late interest and charges in the payment of the economic transaction

SE Resolution No. 148/20 extended until December 31, 2020 the 50% reduction in late payment surcharges to MEM agents pursuant to SRRyME Resolution No. 29/19, which maintained the provisions of Note NO-2018-26558746-APN-SSEE#MEM. This measure in no way affects the Extraordinary Payment Mechanism for Large Users detailed in Note 2.1.2.

2.2	Energy distribution

2.2.1 Edenor’s economic and financial situation

In the last fiscal year, Edenor recorded negative working capital. This situation is due mainly to the suspension of the electricity rate adjustments since February 2019, and the constant increase of the operating costs necessary to maintain the level of service -whose transfer to tariffs, if applied, takes place only every six months-, the Argentine economy’s inflationary context, and the sustained recession since mid-2018. Edenor has been significantly affected by the freeze on electricity rates, therefore, its revenues are at December 2018 values, in spite of the record high levels of inflation suffered over the last eighteen months and the uncertainty as to when the update of costs will be finally recognized. This situation is exacerbated by the effects of the COVID-19 described in Note 1.2

Additionally, the enactment, by the end of 2019, of Law No. 27,541 on Social Solidarity and Production Reactivation in the framework of the Economic Emergency, whereby the PEN was authorized to keep electricity rates under federal jurisdiction unchanged for one hundred and eighty days, the ENRE’s instruction directing Edenor not to increase its electricity rates, and the issuance on June 19, 2020 of Executive Order No. 543 that extended said period for another one hundred and eighty calendar days, postponing the update of the electricity rate schedule, impact directly on Edenor’s financial soundness.

Edenor’s Board of Directors is currently assessing different alternatives aimed at obtaining the necessary funds to reverse the aforementioned effects.

Despite the previously described situation, it is worth pointing out that, in general terms, the quality of the electricity distribution service has been significantly improved, both in duration and frequency of power cuts. In view of the continuous increase of the costs associated with the provision of the service, as well as the need for additional investments to meet the demand, Edenor, as previously mentioned, is analyzing different measures aimed at mitigating the negative effects of this situation on its financial structure, minimizing the impact on the sources of employment, the execution of the investment plan, and the carrying out of the essential operation, maintenance and improvement-related works that are necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and safety. It is in this regard that Edenor was forced to partially postpone payments to CAMMESA for energy purchased in the MEM as from the maturities that have occurred since March 2020.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Taking into consideration that the realization of the measures necessary to reverse the manifested negative trend depends on the occurrence of certain events that are not under Edenor’s control, the Board of Directors has raised substantial doubt about Edenor’s ability to continue as a going concern, which may result in Edenor’s being obliged to defer certain payment obligations or unable to meet expectations for salary increases or the increases recorded in third-party costs.

2.2.2 Intervention of the Regulatory Authority

On March 16, 2020, by means of Executive Order No. 277/20, the PEN provided, within the framework of the public emergency and in accordance with the provisions of Law No. 27,541 on Social Solidarity and Production Reactivation, for the intervention of the ENRE until December 31, 2020.

2.2.3 Regularization of Obligations

Within the framework of the Agreement on the Regularization of Obligations, and based on the terms of the second clause thereof, as of June 30, 2020, Edenor recorded the update, relating to the current period, of the amounts related to “penalties to be used for investments” for a total of $ 744 million, which have been charged to financial interest expense, totaling a liability pending application for $ 5,392.5 million.

2.2.4 Suspension of customer service in commercial offices:

On March 21, 2020, by means of Resolution No. 3/2020, the ENRE resolved to instruct distribution companies to: i) immediately suspend customer service, with the closure of all the commercial offices during the mandatory and preventive social isolation period; ii) implement an electronic system to deal with customer commercial proceedings/inquiries and claims; and iii) provide only for the movement of those human resources required for the continuity of the essential provision of the public service of electricity distribution in the technical and operational aspects of their respective areas.

2.2.5 Prohibition against the interruption of service provision

On March 25, 2020 the PEN issued Executive Order No. 311/2020 and its subsequent regulation, prohibiting utility companies from shutting off services to certain customers (detailed therein) as from March 1, 2020, during the period between April 24, 2020 and September 20, 2020. Additionally, the Order provides that the customers who have a prepaid system and do not pay for the recharges, will receive the service as normal and usual during that same period. The detailed aspects impact directly on Edenor’s operations, its economic and financial situation, and outlook as the necessary resources to deal with those situations have not been defined.

2.2.6 System of payment for the service

By means of Resolution No. 173/2020 (which regulates DNU 311/2020, as amended by Executive Order 543/2020), on April 18, 2020, the Ministry of Productive Development provided that the consumers benefitted from the prohibition against the interruption of the service due to non-payment of up to three bills, mentioned in the preceding paragraph -this was modified by DNU No. 543/2020 that brought the total of unpaid bills to six-, may pay their unpaid bills for the electricity distribution service in up to 30 monthly, equal and consecutive installments with an interest rate to be determined by the application authority, with the first installment maturing on September 30, 2020. This resolution applies only to a specific group of customers, which is deemed to be in a more vulnerable situation, detailed in the resolution, and whose scope is still being defined by the application authority. Furthermore, the financing may be applied to the purchase of energy Edenor makes from the MEM associated with these consumptions.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.2.7 Consumption estimate

In the framework of the mandatory and preventive social isolation provided for by the PEN and the provisions of ENRE Resolution No. 3/2020, on April 13, 2020, the Regulatory Authority authorized Edenor to apply the methodology for validating meter readings and consumption estimates (ENRE Resolution No. 209/2018), excluding the cases of remote readings and non-metered consumptions. Furthermore, the ENRE issued two instructions, one of them on April 30, 2020 and the other on May 5, 2020, in relation to the application of the aforementioned methodology, mainly with regard to the communication to be provided to Customers, the mechanisms for challenging meter readings and the information about this process to be provided on a periodical basis to the Regulatory Authority. Subsequently, on May 6, 2020, the ENRE authorized Distribution Companies to perform meter reading activities for the electricity consumption of medium and large demands, tariff 2 and 3.

In this regard, by means of Resolution No. 27/2020, the ENRE resolves that in the case of T1R (small-demand residential tariff) category customers with no remote meter reading, the lowest consumption recorded over the last three years prior to the issuance of the bill for the same estimated period is to be applied until actual meter readings are available.

Furthermore, by means of Resolution No. 35/2020, the ENRE resolves that T2 (medium-demand), T3 (large-demand) and Toll tariff category customers subject to compliance with the mandatory isolation, who have suffered a reduction of at least 50% in their demand for power, may either suspend payment or make partial payments on account of the contracted power under electricity supply contracts, until 70% of the demand is recovered, maintaining the obligation to pay the other charges.

Finally, on May 15, 2020, by means of note No. NO-2020-32411442, the ENRE instructs Edenor to begin to carry out reading tasks of T1 (small-demand tariff) customers’ meters so that the billing reflects actual consumption.

In this regard, it is provided that if from the previous consumption estimate process a difference arises in favor of the customer, it must be reimbursed by Edenor in the first bill with actual reading. Furthermore, if the difference is in favor of Edenor, the resulting amount will have to be paid in 6 equal and consecutive installments, which will be included in the bills to be issued with the consumption recorded as from September 1, 2020. All this impacts on Edenor’s economic and financial situation.

2.2.8 Freeze on electricity rates

On June 19, 2020, DNU No. 543/2020 was issued, whereby the authority to keep the electricity rates under federal jurisdiction unchanged was extended for an additional term of 180 calendar days.

2.2.9 Penalties

At the date of issuance of these condensed interim financial statements, Edenor is complying with the payment of the six penalty-related installments, whose payment had been deferred by the Electricity Rate Schedule Mantenance Agreement entered into with the Federal Government on September 19, 2019. In this regard, the payment of the sixth and last installment of the aforementioned agreement was made in the first days of August of the current year.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Furthermore, on June 3, 2020, by means of Resolution No. 42/2020, the ENRE resolves to approve the new methodology for crediting and distributing the penalties payable to all the active customers, and the regulations of the methodology for crediting the penalties payable to disconnected customers, as well as the manner in which distribution companies must produce that information and send it to the ENRE. As of June 30, 2020, the penalties payable to active customers amounted to $ 150 million.

2.3 Oil and natural gas

2.3.1 Natural gas market

2.3.1.1 Public Tender for Gas Supply on a Binding Basis for Distribution Companies

The natural gas supply agreements executed with gas distribution companies under the MEGSA in the month of February, 2019 expired on June 30, 2020. However, some gas distribution companies informed the Company that, pursuant to the SE instruction issued through Note No. 2020-25148550-APN-SE#MDP, producers are obliged to extend supply agreements until June 2020.

As of the issuance of these consolidated condensed interim financial statements, the Company has not been served of any administrative notice by the enforcement authority; however, as from April 2020, it has decided to enter into short-term (monthly) or daily spot agreements with certain gas distribution companies.

Moreover, since April 2020 the Company has received letters from certain gas distribution utilities informing on the partial payment of invoices for gas purchase bills under the natural gas supply agreements terminated on March 31, 2020 alleging the social, preventive and mandatory lockdown set forth by Executive Order No. 297/20 and pursuant to Executive Order No. 311/20, which banned gas supply disconnections to certain users in case of delinquency. After conducting commercial proceedings, most distributors began to complete the above-mentioned partial payments, significantly decreasing their debts with the Company. For the remaining balances, courses of action will be evaluated, and a reservation of all rights under the supply agreements has been made. Finally, it is worth highlighting that the sale of natural gas to distributors represents on average less than 5% of the total sales of the oil and gas segment.

Moreover, ENARGAS Resolution No. 27/20, published in the Public Gazette on April 27, 2020, abrogated ENARGAS Resolution No. 72/19, which set up the methodology for passing the gas price on to tariffs, notwithstanding the possible various responsibilities or consequences that may arise from the applicable reviews of the Solidarity Law and Executive Order No. 278/20, which will be dealt with on a separate basis. In this sense, Executive Order No. 543/20 extended, for 180 days as from its expiration on June 23, 2020, the term provided for in the Solidarity Law whereby the PEN was empowered to freeze electricity and natural gas tariffs under federal jurisdiction, and to conduct the tariff review process.

2.3.1.2 Acquisition of Natural Gas for Generation

Following the centralization of natural gas supply in CAMMESA effective since December 2019, this company launched successive tenders without a purchase commitment (the daily purchased volume depends on the thermal units’ dispatch).

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

On January 29, 2020, CAMMESA launched a tender for the purchase of the gas volumes required to meet the generation demand for the month of February 2020, but with a 30% DoP over the daily order. Since then, CAMMESA has replicated this methodology from March to August 2020 tenders. Pampa took part in these tenders. Prices obtained in the tenders launched by CAMMESA have shown a sustained downward trend, with respect to the prices of 2019.

2.3.2 Oil market

On May 18, 2020 Executive Order No. 488/20 was issued, which provides for a series of measures aiming to preserve crude oil’ exploration and production activities; its main provisions are outlined below:

-	It sets a billing price of US$ 45/bbl for the commercialization of Medanito-type crude oil in the domestic market, adjusted by quality for other types of crude oil and loading ports, effective from the executive order’s publication date to December 31, 2020.
-	It sets a price for the so-called “Criollo Barrel”, which will be quarterly reviewed and rendered ineffective if the Brent oil price exceeds US$ 45/bbl for 10 calendar days.
-	It forces producing and refining companies to keep activity levels similar to those recorded in 2019, although taking into consideration the current contraction in demand resulting from the COVID-19 pandemic, and also requires refining companies to acquire their whole crude oil demand from domestic producers.
-	It limits, while the support price remains in effect, access to the foreign exchange market by producing companies to purchase foreign assets and/or securities denominated in pesos for their further sale in foreign currency or custody transfer abroad.
-	It sets a 0% rate for crude oil export duties considering a base value lower than US$ 45/bbl. The rate will increase gradually as the international price increases until reaching 8%, the cap to be recognized when this price equals or exceeds US$ 60/bbl.

As regards the oil market, after the cutbacks on supply implemented by the OPEC and OPEC+ and the gradual easing of lockdown measures attempted by several countries, a recovery trend was evidenced in the listings of crude oil and its derivatives, with the Brent crude oil showing a sustained price above US$ 40/bbl as from mid-June, after reaching a minimum value below US$ 20/bbl in the month of April 2020.

Besides, the domestic demand for fuels has evidenced a moderate recovery after its unprecedented drop in the month of April, in line with the easing of restrictions on movement. However, such recovery, added to the high level of existing inventories, remains insufficient for the existing crude oil supply level. In view of this scenario, on May 5, 2020, Pampa made an export shipment of Escalante crude oil from the Termap terminal in Caleta Córdova, Province of Chubut, to the United Sates, and on June 26, 2020 it made its first export of Medanito crude oil from the Oiltanking Ebytem terminal located at Puerto Rosales, Province of Buenos Aires, with the loading of 95 thousand crude oil barrels to the Netherlands as final destination.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 3: BASIS OF PREPARATION

The Argentine Securities and Exchange Commission (CNV), under Title IV: “Periodic Reporting System”- Chapter III: “Provisions applicable to the form of presentation and valuation of financial statements” - Section 1 of its Rules, has provided for the application of Technical Resolution No. 26 (TR 26) of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), as amended, which adopts International Financing Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) for certain entities covered by the public offering regime set forth by Act No. 17811, whether on account of their capital stock or corporate bonds, or because they have requested an authorization to be covered by such regime.

These Condensed Interim Financial Statements for the six-month period ended June 30, 2020 have been prepared pursuant to the provisions of IAS 34, “Interim Financial Information”, are expressed in million pesos and were approved for their issuance by the Company’s Board of Directors on August 11, 2020.

Due to the mandatory lockdown provided by the national authorities (DNU No. 297/20, subsequently extended, and complementary regulations), the Company is unable to proceed with the transcription of these consolidated condensed interim financial statements to the corresponding legal books.

The information included in the consolidated condensed interim financial statements is recorded in US dollars, which is the Company’s functional currency and, in accordance with CNV requirements, is presented in pesos, the legal currency in Argentina.

This condensed interim financial information had been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss. These financial statements do not include all the information that would be required for complete annual financial statements and, therefore, they should be read together with the annual financial statements as of December 31, 2019, which have been prepared under IFRS.

These consolidated condensed interim financial statements for the six-month period ended June 30, 2020 have not been audited. The Company’s management estimates they include all the necessary adjustments to state fairly the results of operations for each period. The results for the six-month period ended June 30, 2020, does not necessarily reflect in proportion the Company’s results for the complete year.

The accounting policies have been consistently applied to all entities within the Group.

Comparative information

The information as of December 31, 2019 disclosed for comparative purposes arises from the consolidated financial statements as of that date and the figures for the six and three-month periods ended June 30, 2019.

Certain non-significant reclassifications have been made to those financial statements´ figures to keep the consistency in the presentation with the figures of the current period.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these consolidated condensed interim financial statements are consistent with those used in the consolidated financial statements for the last fiscal year, which ended on December 31, 2019.

4.1	New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2020 and adopted by the Company

The Company has applied the following standards and / or amendments for the first time as of January 1, 2020:

-	Conceptual Framework (issued in March 2018)
-	IFRS 3 “Business Combinations” (amended in October 2018)
-	IAS 1 “Presentation of Financial Statements” y NIC 8 “Accounting Policies, Changes in Accounting Estimates and erroes” (amended in October 2018)
-	IFRS 9 “Financial Instruments”, NIC 39 “Financial Instruments: Presentation” and IFRS 7 “Financial Instruments: Disclosures” (amended in September 2019)

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 5: GROUP STRUCTURE

5.1 Business combinations

5.1.1 Mergers

a)	PAMPA – CPB

On March 9, 2020, the Company and CPB’s respective Board of Directors approved the merger through absorption process between the Company, as absorbing company, and CPB, as absorbed company, establishing January 1, 2020 as the actual merger date as from which all CPB’s rights and obligations, assets and liabilities were incorporated into the Company’s equity.

On May 11, 2020, the Company and CPB’s respective Extraordinary Shareholders’ Meetings approved the merger process, its registration with the Public Registry remaining pending.

b)	PAMPA – PACOGEN – PHA

On June 19, 2020, the Company, PACOGEN and PHA’s respective Boards of Directors approved the process for the merger through absorption between the Company, as absorbing company, and PACOGEN and PHA, as absorbed companies, establishing April 1, 2020 as the actual merger date, as from which all PACOGEN and PHA’s rights and obligations, assets and liabilities were incorporated into the Company’s equity. On August 7, 2020, the Company, PACOGEN and PH’s respective Meetings of Shareholders approved the merger process, its registration with the Public Registry still being pending.

As from such merger, the Company became simultaneously the beneficiary, remainder beneficiary and trustee under the CIESA Trust.

On March 24, 2020, the Trustee transferred to PHA all common shares in book-entry form with a face value of $ 1 each and each granting the right to one vote issued by CIESA and held by the CIESA Trust, which as a whole represent 40% of CIESA’s capital stock and voting rights.

Until all expenses and taxes associated with the transfer of the Trust Estate have been canceled, the CIESA Trust will remain in effect and the Trustee will maintain such capacity. The Company will assume all payment obligations for the applicable taxes and expenses resulting from the transfer of the Trust Estate.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.2 Interest in subsidiaries, associates and joint ventures

5.2.1 Subsidiaries information

Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

			06.30.2020	12.31.2019
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Corod	Venezuela	Oil	100.00%	100.00%
CPB (1)	Argentina	Generation	-	100.00%
CPB Energía S.A.	Argentina	Generation	100.00%	100.00%
EcuadorTLC	Ecuador	Oil	100.00%	100.00%
Edenor (2)(3)	Argentina	Distribution of energy	57.12%	56.32%
Enecor S.A.	Argentina	Transportation of electricity	69.99%	69.99%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
PACOSA	Argentina	Trader	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
PACOGEN (1)	Argentina	Investment	-	100.00%
PE Energía Ecuador LTD	Gran Cayman	Investment	100.00%	100.00%
Energía Operaciones ENOPSA S.A.	Ecuador	Oil	100.00%	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
PHA (1)	Argentina	Investment	-	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
PP	Argentina	Investment	100.00%	100.00%
TGU	Uruguay	Gas transportation	100.00%	100.00%
Transelec	Argentina	Investment	100.00%	100.00%
Trenerec Energía Bolivia S.A. (4)	Bolivia	Investment	100.00%	100.00%
Trenerec S.A.	Ecuador	Investment	100.00%	100.00%
(1)	See Note 5.1.1.
(2)	Corresponds to effective interest considering treasury shares in Edenor’s effect (55.14% nominal interest).
(3)	As of June 30, 2020 the quotation of Edenor´s ordinary shares and ADR published on the BCBA and the NYSE was $ 20.30 and U$S 3.95 per share, respectively, granting to Pampa (direct and indirect) ownership an approximate stake market value of $ 9,796 million
(4)	In liquidation process

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.2.2 Investments in associates and joint ventures

The following table presents the main activity and information from the financial statements used for valuation and percentages of participation in associates and joint ventures:

		Information about the issuer
	Main activity	Date	Share capital	Profit (loss) of the period	Equity	Direct and indirect participation %
Associates
Refinor	Refinery	03.31.2020	92	(621)	3,861	28.50%
OCP (1)	Investment	06.30.2020	7,078	(555)	15,223	15.91%
TGS (2)(5)	Transport of gas	06.30.2020	785	5,343	58,235	2.093%

Joint ventures
CIESA (2)	Investment	06.30.2020	639	3,114	29,761	50%
Citelec (3)	Investment	06.30.2020	556	1,202	11,399	50%
Greenwind	Generation	06.30.2020	5	189	(625)	50%
CTB (4)	Investment	06.30.2020	8,558	2,589	18,755	50%

(1) The Company holds a 15.91% indirect interest through PEB.

(2) The Company and PHA hold a 2.093% interest in TGS and a 50% interest in CIESA, a company that holds a 51% interest in the share capital of TGS. therefore, the Company has an indirect participation of 25.50% in TGS

(3) Through a 50% interest, the company jointly controls Citelec, company that controls Transener with 52.65% of the shares and votes. As a result, the Company has an indirect participation of 26.33% in Transener.

(4) See Note 5.1.1.

(5) As of June 30, 2020 the quotation of TGS´s ordinary shares and ADR published on the BCBA and the NYSE was $ 114.1 and U$S 5.63 per share, respectively, granting to Pampa (direct and indirect) ownership an approximate stake market value of $ 23,945 million.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The details of the balances of investments in associates and joint ventures is as follows:

	06.30.2020	12.31.2019
Disclosed in non-current assets
Associates
Refinor	1,388	1,188
OCP	1,549	1,974
TGS	1,784	1,293
Other	12	12
	4,733	4,467
Joint ventures
CIESA	17,530	14,088
Citelec	5,699	5,274
CTB	9,378	6,809

	32,607	26,171
	37,340	30,638
Disclosed in non-current liabilities
Joint ventures
Greenwind (1)	222	265
	222	265

(1)	It receives financial assistance from the Company.

The following tables show the breakdown of the result from investments in associates and joint ventures:

	06.30.2020	06.30.2019
Associates
Refinor	(105)	(52)
OCP	(300)	994
TGS	105	-
	(300)	942

Joint ventures
CIESA	1,503	1,659
CTB	1,295	42
Citelec	566	291
Greenwind	93	(6)
	3,457	1,986
	3,157	2,928

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The evolution of investments in associates and joint ventures is as follows:

	Note	06.30.2020	06.30.2019
At the beginning of the year		30,373	15,180
Compensation		(298)	(436)
Dividends	16	(976)	(3,361)
Increases (1)		190	4,279
Share of profit		3,157	2,928
Exchange differences on translation		4,672	2,952
At the end of the period		37,118	21,542

(1)	TGS shares acquisition and capital contributions to CTB in 2020 and 2019, respectively.

5.2.2.1 Investment in CIESA/TGS

5.2.2.1.1 Impact of COVID-19 on TGS’s operations

As regards the COVID-19 and the Government measures to contain its spread, TGS has identified the following impacts: (i) delays in collections and a decrease in receipts from the main natural gas transport customers as a result of the suspension of public utility disconnections for non-payment and the implementation of several measures aiming to sustain the income of the most impacted economic sectors; and (ii) a scenario of high volatility in benchmark international prices of the liquid fuels produced and sold by TGS.

TGS has assessed that the above-mentioned factors constitute an impairment indicator under IAS 36; therefore, recoverable amount tests have been performed as of March 31, 2020 on the assets included in Property, property, plant and equipment, and no need for impairment has been identified. As of June 30, 2020, no new factors have been identified adversely affecting the underlying assumptions in the recoverable amount of the assets recognized under Property, plant and equipment against the last assessment performed on March 31, 2020.

5.2.2.1.2 TGS’s Acquisition of own shares programme

On March 6, 2020, TGS’ Board of Directors approved a sixth TGS share repurchase program for a $ 2,500 million maximum amount to invest.

As of June 30, 2020, TGS holds 33.9 million own treasury shares, which represent 4.27% of its total capital stock. The market acquisition cost of such shares was $ 2,588 million.

5.2.2.1.3 Acquisition of TGS’s ADRs by the Company

During the six-month period 2020, the Company acquired a total of 635,380 TGS’s ADRs at an acquisition cost of U$S 4.7 per ADR.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.2.2.2 Investment in Citelec

5.2.2.2.1 Acquisition of Transener’s CBs by the Company

During the six-month period 2020, the Company acquired a total nominal value of U$S 1.2 million of Transener’s CBs Series II 2021.

5.2.2.3 Investment in OCP

On January 16, 2020, Oleoducto de Crudos Pesados Ecuador S.A. (in advance “OCP S.A.” a subsidiary of OCP Ltd) received a notice of arbitration from a client with whom it had a transport contract called ISTA. The notification alleges the existence of a dispute regarding the declaration of certain events provided for in the contract and the rights and obligations arising from them. OCP S.A. answered the notification on March 9, 2020 before the arbitration tribunal selected to this purpose. Likewise, OCP S.A. initiated a counterclaim for considering the carrier's claims invalid, as it was motivated in the breach of their own contracts in Ecuador. OCP S.A. received a response to the counterclaim on April 22, 2020, which is being analyzed. As of the issuance of these consolidated condensed interim financial statements, there are no further advances to be reported.

As of the date of issuance of these consolidated condensed interim financial statements, OCP S.A. estimates that the outcome of this process will not have an impact on the financial position of the company.

On April 7, 2020, a Force Majeure event occurred, consisting of the sinking and landslide in the San Rafael sector, on the border of the provinces of Sucumbíos and Napo, Ecuador, which caused the rupture of the “Oleoducto de Crudos Pesados” pipeline, on April 8, 2020, at KP 93 + 469. This event also affected the “SOTE” Trans-Ecuadorian Pipeline System and the Shushufindi-Quito Pipeline. On May 7, 2020, OCP S.A. restarted operations and resumed the provision of the crude oil transportation service after completing the construction of a variant that allowed the restoration of the crude oil pipeline system. Furthermore, upon the occurrence of the Force Majeure event, several organizations and natural persons filed a constitutional complaint against OCP S.A., the Ministry of Energy, the Ministry of the Environment and Water, Petroecuador and the Ministry of Health alleging the infringement of several constitutional rights. As of the issuance of these consolidated condensed interim financial statements, the case is in the hearing stage. It is worth highlighting that OCP S.A. is in compliance with and about to complete the remediation plan submitted by the competent body.

The Company considered that the decrease in revenues and the increase in costs resulting from the Force Majeure event described in the previous paragraph, added to the impact of the decrease in the volume of transported crude oil resulting from the closure of borders as a measure to contain the spread of COVID-19 in Ecuador, constitute an impairment indicator under IAS 36 and, therefore, recoverable amount tests for its investment in OCP Ltd. have been performed as of June 30, 2020. In order to assess its interest in OCP Ltd., the Company has calculated the present value of the future cash flows it expects to obtain from the collection of dividends taking into consideration the concession term, which extends until 2023, and a 15.1% discount rate, generating the recognition of impairment losses for US$ 3 million.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 6: RISKS

6.1 Critical accounting estimates and judgments

The preparation of these unaudited consolidated condensed interim financial statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

Mentioned estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these unaudited condensed interim financial statements.

In the preparation of these unaudited condensed interim financial statements, management judgements on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Financial Statements for the year ended December 31, 2019, except for the following information:

6.1.1 Impairment of non-financial assets

The Company regularly monitors the existence of events or changes in circumstances which may indicate that its non-financial assets’ book value may not be recoverable.

As described in Note 1.2, the measures implemented by Governments worldwide and specifically in Argentina to contain the spread of COVID-19 have generated several consequences in economic activities and business both globally and domestically.

In the Generation segment, revenues from the energy sold in the spot market have been adversely affected by the implementation of SE Resolution No. 31/20, which, effective as from February 1, 2020, provided for the pesification of the whole remuneration scheme, with monthly updates in line with the evolution of inflation, and the reduction of availability power capacity payments. Furthermore, the profitability of this market is expected to deteriorate even further on account of the suspension of the automatic price inflation adjustment mechanism (Note NO-2020-24910606-APN-SE#MDP issued on April 8, 2020), added to increasing delays in CAMMESA collections, which have been affected since last year due to delays in payments by electricity distribution companies and fiscal restrictions, and which aggravated by the social lockdown.

However, it is worth highlighting that the most significant portion of revenues in the Generation segment derives from energy remunerated under a differential scheme (that is, supply agreements with large users in the MATER, Energía Plus or supply agreements entered into with CAMMESA), which have not been affected by the previously mentioned regulations.

Furthermore, in the Distribution segment, Edenor’s freeze on electricity rates since March 2019, added to the constant increase in operating costs to maintain adequate service levels, was aggravated by the effect of the social, mandatory and preventive lockdown, which resulted in: (i) an increase in customers’ delinquency, mainly due to the closure of collection agencies and banking institutions; (ii) the decrease in demand as a result of the slump in non-essential commercial and industrial activities, which was offset by an increase in residential consumption; and (iii) the inertial increase in energy theft.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

Additionally, in the Oil and Gas segment, even though gas prices have experienced a sustained reduction since August 2018, the demand for gas has been affected by the COVID-19 to a lesser extent than that for oil, a sector that has experienced a collapse in the sold volumes as a result of the sharp drop in the demand for refined products and the exhaustion of the storage capacity. Additionally, international prices have experienced a steep decline, affecting the profitability of the sector and its reserves replenishment. However, the Federal Government has implemented a support price for domestic production which is higher than the international benchmark.

As regards outlooks for the gas market, a product which represents approximately 90% of our hydrocarbon production, the social, mandatory and preventive lockdown has caused a decrease in the SADI’s electricity generation, which has resulted in a lower thermal dispatch and, consequently, lower gas consumptions by CAMMESA, added to the decrease in the non-essential industrial demand, which exacerbated the excess supply in the summer months and led to lower tendered gas prices and decreases in the domestic gas production.

Even though the demand and prices may continue to be depressed throughout 2020, the Argentine energy matrix is highly dependent on gas consumption and, despite the drop in domestic demand, the country will continue buying gas from Bolivia and imported LNG. Therefore, a significant price recovery is expected, at least as from 2021, as a necessary incentive for the reversal of the decrease in the domestic supply as a result of the reduction in investments, allowing to reach a break-even price in the medium and long term.

Finally, in the petrochemicals segment, there has been a considerable decrease in the demand for some of the main products produced and sold by the Company, such as styrene and octane bases, and the production and sale of rubber , during the months of April and May, was suspended as it was not considered an essential activity under the COVID-19 related measures adopted by the National Government, which affected the recoverability of inventories of several raw materials and stock for sale, thus recording an impairment of inventories for $ 706 million (US$ 11 million) as of March 31, 2020

Therefore, in view of the above-mentioned indications of impairment, the Company has updated, as of June 30, 2020, its estimates on the recoverable value of the CGUs making up the Generation, Distribution, and Oil and Gas segments as of December 31, 2019. As of June 30, 2020, no additional indicators have been identified which may impact the assumptions taken into consideration in the above-mentioned recoverability assessments.

The methodology used in the estimation of the recoverable amount consisted of calculating the value in use of each CGU based on the present value of future net cash flows expected to be derived from the CGU, discounted with a rate reflecting the weighted average cost of the capital employed.

Cash flows were prepared based on estimates on the future behavior of certain variables that are sensitive in the determination of the value in use, including the following: (i) the reference prices for products; (ii) the nature, timing and modality of the electricity rate increases and/or the recognition of cost adjustments in Edenor; (iii) demand projections per type of product; (iv) costs evolution; and (v) investment needs in accordance with the service quality levels required by Edenor’s regulatory authority; (vi) macroeconomic variables such as inflation and exchange rates, etc.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

6.1.1.1. Generation segment

As of June 30, 2020, the assessment of recoverability for the Güemes, Piedra Buena and Piquirenda power plants and the Pichi Picun Leufú and Nihuiles hydroelectric power plants making up the Generation segment, which revenues are fully generated in the spot market, resulted in the recognition of impairment losses for $ 3,610 million (US$ 56 million).

The projections used in the calculation of the recoverable value as of June 30, 2020 take into consideration several alternatives based on past experience on regulations set by the SE, weighed with reference to: i) the partial re-implementation and the frequency of application of the automatic inflation adjustment mechanism for the spot remuneration; ii) the extension of the financing term granted to CAMMESA and the later normalization to the levels observed in 2019; and iii) a 11.5% WACC rate before taxes.

The Company has conducted a sensitivity analysis of the segment’s recoverable amount regarding: i) discount rate: a 1% increase or decrease in the discount rate would involve a $ 537 million increase or decrease in impairment losses, respectively, and ii) price of energy in the spot market: a 2% increase or decrease in the price would involve a $ 585 million increase or decrease in impairment losses, respectively.

6.1.1.2 Distribution segment

Edenor has made its projections under the assumption that in the next few years it will obtain the delayed electricity rates updates to which it is entitled in accordance with the applicable regulations, using a Discount rate (WACC) in dollars of 12.67% and taking into account the following effects resulting from the situation mentioned in Note 1:

•	Decrease in demand of 15% for the months of April, May and June; 10% for the month of July, and 5% for the months of August, September and October 2020, compared to the average demand recorded in the last few months;

•	Decrease in collections of 40% for the months of April, May and June; 25% for the month of July, and 10% for the months of August, September and October 2020;

•	Reduction of 8% and 16% in operating expenses and capital expenditures, respectively.

However, given the complexity of the country’s macroeconomic scenario, exacerbated by the effects of the pandemic, Edenor’s Management is not in a position to ensure that the future performance of the assumptions used in making its projections will be in line with what it has estimated at the date of preparation of these condensed interim financial statements.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

In order to consider the estimation risk included in the projections of the aforementioned variables, Edenor has taken into consideration three alternative probability-weighted scenarios, which are detailed below:

a)	Scenario called Optimistic scenario: Edenor forecasts that the CPD increases will be transferred to tariffs as from January 2021. Furthermore, as from that date, the outstanding balances, net of the debt with the MEM generated in 2020 plus interest and updates, would begin to be recovered in 12 monthly installments. Additionally, from February 2021 the CPD adjustments related to each period would be transferred to tariffs. As from February 2022, a new RTI period would come into effect, which would imply a redefinition of revenues to face larger investments and an increase in the level of activity. Probability of occurrence assigned 5%.

b)	Scenario called Intermediate scenario: Edenor forecasts that the CPD increases will be transferred to tariffs in January 2021, July 2021 and January 2022. Furthermore, in January 2021, the outstanding balances, net of the debt with the MEM generated in 2020 plus interest and updates, would begin to be recovered in 18 monthly installments (estimated average of installments – Note 2.c.3). Additionally, from February 2021 the CPD adjustments related to each period would be transferred to tariffs. Probability of occurrence assigned 70%.

c)	Scenario called Pessimistic scenario: The RTI would be breached. Moreover, Edenor forecasts that 80% of the CPD increases will be transferred to tariffs in January 2022 and January 2023. Furthermore, in January 2022, 80% of the outstanding balances, net of the debt with the MEM generated in 2020 plus interest and updates, would begin to be recovered in 18 monthly installments (estimated average of installments – Note 2.c.3). As from February 2021, 80% of the CPD adjustments related to each period would be transferred to tariffs. Probability of occurrence assigned 25%.

Edenor has assigned to these three scenarios the previously described probability of occurrence percentages based mainly on experience and giving consideration to the current economic and financial situation.

As of March 31, 2020, the value of the assets of the Distribution segment does not exceed their recoverable value and as of June 30, 2020, there are no new indications that show the possible existence of impairment.

6.1.1.3 Oil & Gas segment

As of June 30, 2020, the book value of the Oil and Gas segment assets, including the goodwill assigned to the segment, does not exceed their recoverable value.

The projections used in the calculation of the recoverable amount as of June 30, 2020 take into consideration the following assumptions for gas: i) Year 2020: continuation of the downward trend shown in the natural gas prices over the first quarter, with a slight recovery in the winter months and a 15% reduction in operating and maintenance costs and a 10% reduction in investments associated with the review of contracts and works with minimum staff to maintain social distancing until the end of the year; ii) Year 2021: strong price recovery (approximately 40%) necessary as an incentive for the reversal of the decrease in the domestic offer as a result of cutbacks in investments; iii) Year 2022 onwards: the break-even price is reached, in line with a prudent development of unconventional reserves in Vaca Muerta. In the case of oil, the implementation of a support price for domestic production is included for the 2020-2021 period, as well as the return to prices effective prior to COVID-19 as from 2022. The WACC discount rate before taxes is 13.0%.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

6.2 Financial risk management

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since last year.

It should be noted that the Company operates in an economic context which main variables have recently suffered significant volatility as a result of political and economic events both domestically and internationally, as described in Note 1.2.

The impact of COVID-19, added to the special circumstances of the sovereign debt renegotiation being conducted since the end of 2019, had an impact in the international financial markets, which has also adversely affected the cost of access to financing, hedging activities, liquidity and access to capital for emerging markets in general, and particularly for Argentina. As regards access to domestic financing, an increase in liquidity in pesos has been experienced throughout the market, which has significantly reduced the cost of financing, especially in the very short term.

All these impacts may potentially affect the Company’s capacity to obtain financing for its operations in a timely manner, and under acceptable and efficient terms, costs and conditions in line with the Company’s business needs.

On April 30, 2020, the BCRA issued Communication “A” 7001, which introduced restrictions, in addition to those already in existence, to access the foreign exchange market (“MULC”) associated, among other factors, with transactions with stock market assets by companies.

Later on, the BCRA issued several Communications (including, but not limited to, Communications “A” 7030, 7042 and 7052) strengthening the current exchange restrictions and amending certain provisions of Communication “A” 7001, which provided, among other issues, as follows:

(i)	The filing of an affidavit to access the MULC without BCRA’s prior authorization (except for natural persons, who may purchase up to US$ 200 for saving purposes), certifying that all foreign-currency holdings in the country are deposited in accounts with financial institutions and that it did not have liquid foreign assets available at the beginning of the day where access to the MULC was requested for an amount equivalent to or higher than US$ 100,000. To such effects, the term “liquid foreign assets” will comprise, among others: holdings of foreign-currency notes and coins, availability of gold in the form of good delivery bars or coins, sight deposits in foreign financial entities and other investments allowing for the immediate availability of foreign currency (for example, investments in foreign public securities, funds in investment accounts deposited with investment managers located abroad, crypto assets, funds deposited in payment service providers’ accounts, etc.). On the other hand, the following will not be considered available liquid foreign assets: funds deposited abroad which may not be used by the customer for being reserve or guarantee funds created under foreign debt contracts, or funds kept as collateral for foreign transactions with derivatives;
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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

(ii)	The filing of an additional affidavit to access the MULC if available liquid foreign assets exceed US$ 100,000 but are totally or partially made up of any of the situations provided for by the applicable legislation;

(iii)	If access to the MULC is requested, the commitment to enter and settle in the foreign exchange market, within five business days of its availability, the funds received from abroad originating from the collection of loans granted to third parties, the collection of a time deposit or the sale of any asset, in case the asset has been acquired, the deposit has been created or the loan has been granted after May 28, 2020;

(iv)	The filing of an affidavit on the settlement in foreign currency of securities and the transfer to foreign depository institutions for outflow transactions through the exchange market. In case access to the MULC has been requested, the restriction to perform security sales transactions to be settled in foreign currency or their transfer to depository institutions abroad was extended to 90 days before and 90 days after the time when access to the MULC is required; and

(v)	Until July 31, 2020, companies will have to request a prior authorization to access the MULC to make payments for the import of certain goods abroad or to cancel the principal of debts originating from the import of goods, with a few exceptions expressly provided for in the applicable legislation.

The Company’s Management permanently monitors the evolution of situations affecting its business to determine possible steps to take and identify potential impacts on its assets and financial position. The Company’s financial statements should be read in the light of these circumstances.

It is worth highlighting that the Company currently has a strong level of liquidity, which allows it to properly face such volatility.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 7: SEGMENT INFORMATION

The Company is an integrated energy company in Argentina, which mainly participates in the electricity and oil and gas value chains.

Through its own activities, subsidiaries and share holdings in joint ventures and associates, and based on the business nature, customer portfolio and risks involved, the following business segments were identified:

Electricity Generation, mainly consisting of the Company’s direct and indirect interests in HINISA, HIDISA, Greenwind, CTB, TMB, TJSM and through its own electricity generation activities through Central Térmica Güemes, Piedra Buena, Piquirenda, Loma de la Lata, Genelba, EcoEnergía, Pilar, I. White, the Pichi Picún Leufú hydroelectric complex and the wind power park Pampa Energía II and III.

Electricity Distribution, consisting of the Company’s indirect interest in Edenor.

Oil and Gas, mainly consisting of the Company’s own interests in oil and gas areas and through its direct interest in PACOSA and indirectly in OCP.

Petrochemicals, comprising the Company’s own styrenics operations and the catalytic reformer plant operations conducted in Argentine plants.

Holding and Other Business, mainly consisting of financial investment transactions, holding activities, interests in the associate Refinor and in joint businesses CITELEC and CIESA and their respective subsidiaries, which hold the concession over the high voltage electricity transmission nationwide and over gas transportation in the South of the country, respectively.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of u$s							in million of pesos
Consolidated profit and loss information for the period of six month ended June 30, 2020	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Revenue	249	564	123	112	11	-	1,059	71,788
Intersegment revenue	-	-	20	-	-	(20)	-	-
Cost of sales	(110)	(480)	(122)	(103)	-	20	(795)	(53,952)
Gross profit	139	84	21	9	11	-	264	17,836

Selling expenses	(2)	(64)	(10)	(3)	-	-	(79)	(5,494)
Administrative expenses	(18)	(27)	(22)	(2)	(10)	-	(79)	(5,239)
Exploration expenses	-	-	-	-	-	-	-	(9)
Other operating income	2	7	-	1	3	-	13	889
Other operating expenses	(3)	(11)	(8)	(4)	(5)	-	(31)	(2,082)
Impairment of property, plant and equipment, intangible assets and inventories	(56)	-	-	(11)	-	-	(67)	(4,316)
Share of profit from associates and joint ventures	20	-	(4)	-	30	-	46	3,157
Operating income	82	(11)	(23)	(10)	29	-	67	4,742

Gain on net monetary position, net	-	46	-	-	-	-	46	3,259
Finance income	14	9	4	-	2	(1)	28	1,875
Finance costs	(28)	(42)	(53)	(1)	(1)	1	(124)	(8,291)
Other financial results	8	(19)	21	4	(5)	-	9	433
Financial results, net	(6)	(6)	(28)	3	(4)	-	(41)	(2,724)
Profit (loss) before income tax	76	(17)	(51)	(7)	25	-	26	2,018

Income tax	(18)	(7)	14	2	(12)	-	(21)	(1,957)
Profit (loss) for the period	58	(24)	(37)	(5)	13	-	5	61

Depreciation and amortization	45	41	54	1	-	-	141	9,321

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of u$s							in million of pesos
Consolidated profit and loss information for the period of six month ended June 30, 2020	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Total profit (loss) attributable to:
Owners of the company	60	(13)	(37)	(5)	13	-	18	995
Non - controlling interest	(2)	(11)	-	-	-	-	(13)	(934)

Consolidated statement of financial position as of June 30, 2020
Assets	1,556	1,478	1,139	94	1,189	(83)	5,373	378,733
Liabilities	610	1,062	1,234	107	144	(84)	3,073	216,607

Net book values of property, plant and equipment	1,099	1,651	593	18	33	-	3,394	239,109

Additional consolidated information as of June 30, 2020
Increases in property, plant and equipment, intangibles assets and right-of-use assets	39	57	34	-	-	-	130	8,667

39

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of u$s							in million of pesos
Consolidated profit and loss information for the period of six month ended June 30, 2019	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Revenue	409	840	89	168	10	-	1,516	63,932
Intersegment revenue	-	-	136	-	-	(136)	-	-
Cost of sales	(236)	(674)	(142)	(153)	-	135	(1,070)	(45,131)
Gross profit (loss)	173	166	83	15	10	(1)	446	18,801

Selling expenses	(1)	(75)	(5)	(3)	(2)	-	(86)	(3,644)
Administrative expenses	(15)	(35)	(23)	(2)	(13)	-	(88)	(3,704)
Exploration expenses	-	-	(2)	-	-	-	(2)	(71)
Other operating income	5	6	3	2	5	-	21	896
Other operating expenses	(4)	(25)	(6)	(7)	(5)	-	(47)	(1,957)
Share of profit (loss) from joint ventures and associates	-	-	24	-	45	-	69	2,928
Agreement on the regularization of obligations	-	308	-	-	-	-	308	13,066
Operating income (loss)	158	345	74	5	40	(1)	621	26,315

Gain on net monetary position	-	137	-	-	-	-	137	5,825
Finance income	35	10	14	1	4	-	64	2,399
Finance costs	(46)	(74)	(40)	(9)	(1)	-	(170)	(7,151)
Other financial results	(5)	(9)	18	(1)	3	-	6	538
Financial results, net	(16)	64	(8)	(9)	6	-	37	1,611
Profit (loss) before income tax	142	409	66	(4)	46	(1)	658	27,926

Income tax	(27)	(153)	(13)	1	228	-	36	1,159
Profit (loss) for the period	115	256	53	(3)	274	(1)	694	29,085

Depreciation and amortization	34	46	50	-	-	-	130	5,460

40

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of u$s							in million of pesos
Consolidated profit and loss information for the period of six month ended June 30, 2019	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Total profit (loss) attributable to:
Owners of the company	111	133	53	(3)	274	(1)	567	23,704
Non - controlling interest	4	123	-	-	-	-	127	5,381

Consolidated statement of financial position as of December 31,2019
Assets	1,472	1,480	1,261	136	1,527	(192)	5,684	340,428
Liabilities	1,226	1,792	465	122	(160)	(170)	3,275	196,166

Net book values of property, plant and equipment	1,152	1,691	612	18	34	-	3,507	210,056

Additional consolidated information as of June 30, 2019
Increases in property, plant and equipment	143	105	77	1	2	-	328	13,897

The accounting criteria used by the different subsidiaries for measuring the segments’ results, assets and liabilities are consistent with those used in the financial statements. Assets and liabilities are assigned based on the segment’s activity.

41

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 8: REVENUE

	06.30.2020	06.30.2019

Energy sales to the Spot Market	6,685	5,677
Energy sales by supply contracts	8,488	5,865
Fuel self-supply	995	5,453
Other sales	80	47
Generation sales subtotal	16,248	17,042

Energy sales	39,510	35,581
Right of use of poles	159	123
Connection and reconnection charges	26	35
Distribution of energy sales subtotal	39,695	35,739

Oil, gas and liquid sales	7,618	3,594
Other sales	374	121
Oil and gas sales subtotal	7,992	3,715

Technical assistance services and administartion sales	721	394
Other	16	10
Holding and others subtotal	737	404

Petrochemicals sales	7,116	7,032
Petrochemicals sales subtotal	7,116	7,032
Total revenue	71,788	63,932

42

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 9: COST OF SALES

	06.30.2020	06.30.2019
Inventories at the beginning of the year	9,175	5,169

Plus: Charges for the period
Purchases of inventories, energy and gas	29,890	30,664
Salaries and social security charges	4,827	3,737
Benefits to employees	275	179
Accrual of defined benefit plans	313	158
Works contracts, fees and compensation for services	3,390	2,424
Depreciation of property, plant and equipment	8,169	4,728
Intangible assets amortization	210	153
Right-of-use assets amortization	55	15
Transport of energy	141	79
Transportation and freights	568	304
Consumption of materials	1,350	1,005
Penalties (1)	186	964
Maintenance	724	500
Canons and royalties	1,301	1,277
Environmental control	165	49
Rental and insurance	713	465
Surveillance and security	190	179
Taxes, rates and contributions	96	93
Other	120	(190)
Subtotal	52,683	46,783

Exchange differences on translation	1,312	215

Less: Inventories at the end of the period	(9,218)	(7,036)
Total cost of sales	53,952	45,131

(1) Includes $ 366.7 million, in the 2020 period, for penalty recoveries corresponding to technical service quality.

43

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 10: OTHER ITEMS OF THE STATEMENTO OF COMPREHENSIVE INCOME

10.1 SELLING EXPENSES

	06.30.2020	06.30.2019
Salaries and social security charges	625	524
Benefits to employees	10	18
Accrual of defined benefit plans	31	21
Fees and compensation for services	759	676
Compensation agreements	35	17
Depreciation of property, plant and equipment	322	226
Right-of-use assets amortization	25	15
Taxes, rates and contributions	855	545
Communications	189	149
Penalties	156	981
Net impairment losses on financial assets	1,852	297
Transport	478	101
Other	157	74
Total selling expenses	5,494	3,644

10.2 ADMINISTRATIVE EXPENSES

	06.30.2020	06.30.2019
Salaries and social security charges	1,974	1,416
Benefits to employees	209	147
Accrual of defined benefit plans	300	121
Fees and compensation for services	1,435	1,100
Compensation agreements	35	17
Directors' and Syndicates' fees	122	132
Depreciation of property, plant and equipment	451	308
Consumption of materials	90	57
Maintenance	74	43
Transport and per diem	28	43
Rental and insurance	154	100
Surveillance and security	33	40
Taxes, rates and contributions	103	59
Communications	45	36
Right-of-use assets amortization	89	15
Institutional advertising and promotion	18	39
Other	79	31
Total administrative expenses	5,239	3,704

44

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.3 EXPLORATION EXPENSES

	06.30.2020	06.30.2019
Geological and geophysical expenses	9	67
Decrease in unproductive wells	-	4
Total exploration expenses	9	71

10.4 OTHER OPERATING INCOME AND EXPENSES

Other operating income	06.30.2020	06.30.2019
Recovery of doubtful accounts	-	16
Insurrance recovery	79	118
Commissions on municipal tax collections	86	49
Services to third parties	242	279
Profit for property, plant and equipment sale	-	44
Dividends received	69	47
Reversal of contingencies	257	15
Other	156	328
Total other operating income	889	896

Other operating expenses
Provision for contingencies	(440)	(749)
Decrease in property, plant and equipment	(118)	(34)
Allowance for tax credits	(45)	(32)
Tax on bank transactions	(718)	(651)
Cost for services provided to third parties	(39)	(38)
Donations and contributions	(106)	(30)
Institutional promotion	(81)	(45)
Other	(535)	(378)
Total other operating expenses	(2,082)	(1,957)

45

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.5 FINANCIAL RESULTS

	06.30.2020	06.30.2019
Gain on monetary position, net	3,259	5,825

Finance income
Commercial interest	1,030	1,436
Financial interest	570	607
Other interest	275	356
Total finance income	1,875	2,399

Finance cost
Commercial interest	(1,368)	(2,155)
Fiscal interest	(152)	(94)
Financial interest (1)	(6,465)	(4,341)
Other interest	(82)	(492)
Other financial expenses	(224)	(69)
Total financial expenses	(8,291)	(7,151)

Other financial results
Foreign currency exchange difference, net	(2,732)	(884)
Changes in the fair value of financial instruments	1,140	1,588
Gains (losses) from present value measurement	(65)	(179)
Other financial results of RDSA	10	(36)
Results for the repurchase of corporate bonds	2,094	22
Other financial results	(14)	27
Total other financial results	433	538

Total financial results, net	(2,724)	1,611

(1) Net of $ 633 million and $ 336 million capitalized in property, plant and equipment for the six-month periods ended June 30, 2020 and 2019, respectively.

46

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.6 INCOME TAX AND MINIMUM NOTIONAL INCOME TAX

The breakdown of income tax charge is:

	06.30.2020	06.30.2019
Current tax	2,278	3,345
Deferred tax	(242)	(5,993)
Difference in the estimate of previous fiscal year income tax and the income tax statement	(79)	78
Optional tax revaluation	-	1,411
Total loss (gain) income tax	1,957	(1,159)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	06.30.2020	06.30.2019
Profit before income tax	2,018	27,926
Current tax rate	30%	30%
Result at the tax rate	605	8,378
Share of profit of associates and joint ventures	(952)	(567)
Non-taxable results	(809)	(421)
Effects of exchange differences and traslation effect of property, plant and equipment and intangible assets, net	2,830	(1,287)
Adjustment of valuation of property, plant and equipment and intangible assets	(2,669)	1,911
Gain on monetary position, net	508	544
Effect of tax rate change in deferred tax	845	1,607
Adjustment effect for tax inflation	2,512	(2,674)
Payment of optional tax revaluation	-	1,411
Special tax, revaluation of property, plant and equipment	-	(6,986)
Difference in the estimate of previous fiscal year income tax and the income tax statement	(459)	(3,139)
Other	(454)	64
Total loss (gain) income tax	1,957	(1,159)

47

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

Income tax assessment

Even though as of June 30, 2020 the cumulative variation in the IPC has not exceeded the 15% condition set for the third transition year pursuant to Act No. 27,430, inflation projections for the year 2020 show that this condition will be exceeded and, therefore, the effect of the tax inflation adjustment has been accrued in the calculation of the current and deferred income tax provision, except for the Company and its subsidiaries PHA and PACOGEN for the first quarterly period ended March 31, 2020, where, taking into consideration the merger process effective April 1, 2020, the established legal parameter has not been exceeded.

Investment companies

A literal application of the tax inflation adjustment mechanism set forth by Title VI of the Income Tax Act is inconsistent in certain aspects, which have not been applied by certain investing subsidiaries in the assessment of the income tax for fiscal year 2019. However, as of June 30, 2020 the Company and its subsidiaries hold a $ 552 million provision, including compensatory interest, for the additional income tax liabilities which should have been assessed through a literal application of such mechanism.

HIDISA and HINISA

HIDISA and HINISA have assessed the income tax for fiscal year 2019 taking into consideration the application of the inflation adjustment mechanisms set forth in Title VI of the Income Tax Act, charging all its income in fiscal year 2019, thus failing to apply Section 194 of the Law, the update of Property, plant and equipment amortizations (Sections 87, 88 and 85.e), and a cost restatement on account of the disposal of shares and mutual funds quotas (Section 65), to such effect using the relevant indexes published by the INDEC and relying on the similarity with the parameters stated in re “Candy S.A.”, resolved by the CSJN on July 3, 2009, which ruling ordered the application of the inflation adjustment mechanism.

As of June 30, 2020, HIDISA and HINISA hold a provision for the additional income tax liabilities which should have been assessed if the inflation adjustment had not been deducted. The provision for the period amounts to $ 170.5 million, including compensatory interest, and is disclosed under “Non-current income tax liabilities”.

48

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 11: NON-FINANCIAL ASSETS AND LIABILITIES

11.1 PROPERTY, PLANT AND EQUIPMENT

	Original values
Type of good	At the beginning	Increases	Impairment	Transfers	Decreases	Traslation effect	At the end

Land	809	-	-	-	-	143	952
Buildings	12,088	10	(396)	172	-	2,003	13,877
Equipment and machinery	75,055	178	(5,154)	1,687	(193)	12,952	84,525
High, medium and low voltage lines	62,736	15	-	2,266	(64)	8,597	73,550
Substations	22,036	929	-	2,896	(3)	3,020	28,878
Transforming chamber and platforms	13,155	67	-	821	(64)	1,803	15,782
Meters	13,574	10	-	1,083	-	1,860	16,527
Wells	40,273	86	-	4,495	-	7,522	52,376
Mining property	15,136	-	-	-	-	2,671	17,807
Vehicles	1,282	1	-	10	-	189	1,482
Furniture and fixtures and software equipment	4,461	61	-	118	-	738	5,378
Communication equipments	873	1	-	225	-	123	1,222
Materials and spare parts	2,200	374	-	(407)	-	338	2,505
Petrochemical industrial complex	817	-	-	96	-	149	1,062
Work in progress	47,395	6,570	-	(13,339)	(17)	7,317	47,926
Advances to suppliers	1,084	365	-	(123)	-	196	1,522
Other goods	363	-	-	-	-	64	427
Total at 06.30.2020	313,337	8,667	(5,550)	-	(341)	49,685	365,798
Total at 06.30.2019	183,517	13,897	-	-	(1,072)	31,617	227,959

49

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

	Depreciation
							Net book values
Type of good	At the beginning	Decreases	Impairment	For the period	Traslation effect	At the end	At the end	At 12.31.2019

Land	-	-	-	-	-	-	952	809
Buildings	(4,534)	-	112	(210)	(789)	(5,421)	8,456	7,554
Equipment and machinery	(24,561)	152	2,214	(2,901)	(4,384)	(29,480)	55,045	50,494
High, medium and low voltage lines	(20,632)	53	-	(1,274)	(2,827)	(24,680)	48,870	42,104
Substations	(6,862)	2	-	(465)	(940)	(8,265)	20,613	15,174
Transforming chamber and platforms	(3,753)	16	-	(275)	(514)	(4,526)	11,256	9,402
Meters	(5,204)	-	-	(367)	(713)	(6,284)	10,243	8,370
Wells	(23,100)	-	-	(2,400)	(4,298)	(29,798)	22,578	17,173
Mining property	(8,619)	-	-	(544)	(1,572)	(10,735)	7,072	6,517
Vehicles	(1,184)	-	-	(137)	(173)	(1,494)	(12)	98
Furniture and fixtures and software equipment	(3,419)	-	-	(299)	(577)	(4,295)	1,083	1,042
Communication equipments	(611)	-	-	(21)	(86)	(718)	504	262
Materials and spare parts	(134)	-	-	(19)	(22)	(175)	2,330	2,066
Petrochemical industrial complex	(441)	-	-	(22)	(79)	(542)	520	376
Work in progress	-	-	-	-	-	-	47,926	47,395
Advances to suppliers	-	-	-	-	-	-	1,522	1,084
Other goods	(227)	-	-	(8)	(41)	(276)	151	136
Total at 06.30.2020	(103,281)	223	2,326	(8,942)	(17,015)	(126,689)	239,109
Total at 06.30.2019	(58,512)	240	-	(5,262)	(9,805)	(73,339)		154,620
Total at 12.31.2019								210,056

50

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

Labor costs capitalized in the book value of property, plant and equipment during the six-month periods ended June 30, 2020 and 2019, amounted to $ 593 and $ 580 million, respectively.

Additions for $ 923 million are included, corresponding to a 500/220 Kw 800 MVA transformer bank at the General Rodriguez transformer substation (section 8.2 of the agreement entered into by the Company, the BICE and CAMMESA on April 24, 2014), with an offsetting entry in Deferred revenue.

Borrowing costs capitalized in the book value of property, plant and equipment during the six-month periods ended June 30, 2020 and 2019, amounted to $ 633 and $ 336 million, respectively.

11.2 INTANGIBLE ASSETS

	Original values

Type of good	At the beginning	Impairment	Traslate Effect	At the end

Concession agreements	16,128	(2,784)	2,344	15,688
Goodwill	2,073	-	365	2,438
Intangibles identified in acquisitions of companies	418	-	74	492
Total at 06.30.2020	18,619	(2,784)	2,783	18,618
Total at 06.30.2019	11,839	-	1,882	13,721

	Depreciation

Type of good	At the beginning	Impairment	For the period	Traslate Effect	At the end

Concession agreements	(9,400)	2,398	(198)	(1,415)	(8,615)
Goodwill	-	-	-	-	-
Intangibles identified in acquisitions of companies	(151)	-	(12)	(28)	(191)
Total at 06.30.2020	(9,551)	2,398	(210)	(1,443)	(8,806)
Total at 06.30.2019	(5,759)	-	(153)	(784)	(6,696)

	Net book values
Type of good	At the end	At 12.31.2019

Concession agreements	7,073	6,728
Goodwill	2,438	2,073
Intangibles identified in acquisitions of companies	301	267
Total at 06.30.2020	9,812
Total at 06.30.2019	7,025
Total at 12.31.2019		9,068

51

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.3 DEFERRED TAX ASSETS AND LIABILITIES AND INCOME TAX

The composition of the deferred tax assets and liabilities is as follows:

	06.30.2020	12.31.2019
Tax loss carryforwards	9,864	6,659
Trade and other receivables	1,245	752
Financial assets at fair value through profit and loss	94	-
Cash and cash equivalents	2	-
Trade and other payables	979	790
Salaries and social security payable	214	146
Defined benefit plans	485	400
Provisions	2,706	2,363
Taxes payable	18	18
Adjustment for tax inflation	109	452
Other	38	18
Deferred tax asset	15,754	11,598
Property, plant and equipment	(26,703)	(23,072)
Adjustment for tax inflation	(3,860)	(5,908)
Investments in companies	(492)	(492)
Intangible assets	(772)	(750)
Inventory	(827)	(617)
Trade and other receivables	(750)	(245)
Financial assets at fair value through profit and loss	(505)	(644)
Borrowings	(3)	(3)
Taxes payable	(229)	(231)
Other	-	(2)
Deferred tax liabilities	(34,141)	(31,964)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, determined after their adequate offset, are disclosed in the statement of financial position:

	06.30.2020	12.31.2019
Deferred tax asset	6,095	1,702
Deferred tax liabilities	(24,482)	(22,068)
Deferred tax liabilities, net	(18,387)	(20,366)

52

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.4 INVENTORIES

	06.30.2020	12.31.2019

Materials and spare parts	6,908	5,673
Advances to suppliers	121	1,277
In process and finished products	2,189	2,225
Total	9,218	9,175

Net of $ 706 million impairment as of June 30, 2020. See Note 6.1.

11.5 PROVISIONS

	06.30.2020	12.31.2019
Non-Current
Provisions for contingencies	8,454	7,411
Asset retirement obligation and dismantling of wind turbines	1,478	1,195
Environmental remediation	42	34
Other provisions	64	63
	10,038	8,703

Current
Provisions for contingencies	1,133	968
Asset retirement obligation and dismantling of wind turbines	156	132
Environmental remediation	147	105
Other provisions	1	1
	1,437	1,206

The evolution of provisions is shown below:

	06.30.2020
	For contingencies	Asset retirement obligation and dismantling of wind turbines	For environmental remediation

At the beginning of the year	8,379	1,327	139
Increases	438	68	32
Decreases	(42)	-	(5)
Exchange differences on translation	990	239	23
Gain on monetary position, net	5	-	-
Reversal of unused amounts	(183)	-	-
At the end of the period	9,587	1,634	189

53

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

	06.30.2019
	For contingencies	Asset retirement obligation	For environmental remediation

At the beginning of the year	5,332	835	160
Increases	528	17	-
Exchange differences on translation	545	126	(26)
Decreases	(36)	(1)	(26)
Reversal of unused amounts	(16)	-	-
At the end of the period	6,353	977	108

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1 FINANCIAL ASSETS AT AMORTIZED COST

	06.30.2020	12.31.2019
Non-current
Public securities	-	1,048
Total non-current	-	1,048

Current
Public securities	3,350	3,224
Total current	3,350	3,224

Public securities were received pursuant to the mechanism set forth by Resolution SGE No. 54/19 for the settlement of receivables under the Natural Gas Surplus Injection Promotion Programs.

12.2. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

	06.30.2020	12.31.2019
Non-current
Shares	789	671
Total non-current	789	671

Current
Government securities	3,189	6,775
Shares	2	478
Investment funds	1,041	14,614
Total current	4,232	21,867

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.3 Trade and Other receivables

	Note	06.30.2020	12.31.2019
Non-Current
Receivables from oil and gas sales (1)		459	456
Other		3	3
Trade receivables, net		462	459

Non-Current
Tax credits		365	208
Related parties	16	3,379	3,169
Prepaid expenses		47	52
Financial credit		18	22
Guarantee deposits		1	1
Credit with RDSA	18	2,126	2,126
Allowance for doubtful accounts		(2,126)	(2,126)
Allowance for tax credits		(5)	(5)
Other		1,034	805
Other receivables, net		4,839	4,252

Total non-current		5,301	4,711

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

	Note	06.30.2020	12.31.2019
Current
Receivables from energy distribution sales		16,716	13,540
Receivables from MAT		870	1,023
CAMMESA		10,039	10,052
Receivables from oil and gas sales (1)		1,767	2,856
Receivables from petrochemistry sales		1,876	3,234
Related parties	16	538	392
Government of the PBA and CABA by Social Rate		203	251
Other		486	515
Allowance for doubtful accounts		(3,605)	(2,000)
Trade receivables, net		28,890	29,863

	Note	06.30.2020	12.31.2019
Current
Tax credits		393	624
Advances to suppliers		38	10
Advances to employees		6	8
Related parties	16	490	497
Prepaid expenses		849	123
Receivables for non-electrical activities		594	639
Financial credit		325	296
Guarantee deposits		359	300
Insurance to recover		298	-
Expenses to be recovered		460	727
Credits for the sale of property, plant and equipment		-	35
Credit with RDSA	18	42	60
Other		905	706
Allowance for other receivables		(365)	(305)
Other receivables, net		4,394	3,720

Total current		33,284	33,583

(1) Includes $ 888 million related to the $ 1,219 million receivable generated in the April 2018 - March 2019 period as a result of the differences between the price of gas sales agreements (invoiced in US dollars) and the price recognized in the distributors’ final tariffs, to be assumed by the National Government in accordance with the collection procedure established by Executive Order No. 1,053/18 in 30 installments beginning as from December 2019.

The Company has not collected any installments as from January 2020, maintaining an outstanding balance of 29 installments and its corresponding update. Likewise, at the beginning of the 2020 year, the Company implemented a procedure to recover certain credits not included in Decree No. 1,053/18.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The movements in the allowance for the impairment of trade receivables are as follows:

	06.30.2020	06.30.2019
At the beginning	2,000	1,266
Allowance for impairment	1,956	428
Utilizations	(317)	(195)
Reversal of unused amounts	(74)	(124)
Exchange differences on translation	56	36
Gain on monetary position, net	(16)	-
At the end of the period	3,605	1,411

The movements in the allowance for the impairment of other receivables are as follows:

	06.30.2020	06.30.2019
At the beginning	310	296
Allowance for impairment	90	14
Exchange differences on translation	44	23
Gain on monetary position, net	1	-
Reversal of unused amounts	(75)	(70)
At the end of the period	370	263

12.4 CASH AND CASH EQUIVALENTS

	06.30.2020	12.31.2019
Cash	16	29
Banks	5,371	3,407
Investment funds	22,135	250
Time deposits	1,629	9,810
Total	29,151	13,496

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5 BORROWINGS

	Note	06.30.2020	12.31.2019
Non-Current
Financial borrowings		1,903	9,623
Corporate bonds		105,566	96,006
Total non-current		107,469	105,629

Current
Bank overdrafts		3,160	-
Financial borrowings		8,244	8,227
Corporate bonds		3,836	1,932
Related parties	16	62	815
Total current		15,302	10,974
Total		122,771	116,603

As of June 30, 2020 and December 31, 2019 the fair value of the Company’s CBs amount approximately to $ 89,946 millones and $ 86,605 millones, respectively. Such values were calculated on the basis of the determined market price of the Company’s CBs at the end of each period (fair value level 1).

The carrying amounts of short-term borrowings approximate their fair value due to their short-term maturity.

The remaining long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

As of the issuance of these financial statements, the Company is in compliance with the covenants provided for in loans.

12.5.1 Financial loans

During the six-month period ended June 30, 2020, the Company early canceled and canceled bank debts for a total US$ 87.8 million and incurred new debt for $1,562 million.

After the closing of these financial statements, the Company paid bank debts at maturity for a total amount of $ 3,000 million.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5.2 Corporate Bonds (“CBs”)

12.5.2.1 Detail of the Group’s CBs

	Currency	Issued FV	Rate	Treasury FV As of 06/30/2020 (2)	Residual FV As of 06/30/2020	Maturity
Edenor – CBs at par	US$	300.0	9.75%	40.9	259.1	10/25/2022
Pampa - Series T	US$	500.0	7.38%	75.6	424.4	7/21/2023
Pampa - Class 1	US$	750.0	7.50%	104.1	645.9	1/24/2027
Pampa - Class 3	US$	300.0	9.13%	7.5	292.5	4/15/2029
Pampa - Class E		$575.2	Badlar +0%	-	575.2	11/13/2020
Pampa - Class 4 (1)		$1,238.3	Badlar +3%	-	1,238.3	7/29/2020
Pampa - Class 5 (1)		$565.0	Badlar +5%	-	565.0	10/27/2020

(1) Issued on April 30, 2020.

(2) During the six-month period ended June 30, 2020, the Company purchased and/or redeemed at market values US$ 62.1 million, US$ 41 million and US$ 0.2 million Series T, Class 1 and Class 3 CBs, respectively, whereas Edenor acquired US$ 1.6 million of its CBs at Par.

After June 30, 2020, the Company continued acquiring and/or redeeming corporate bonds at their respective market values for a total face value of US$ 29.5 million, of which US$ 27.9 million correspond to Series T CBs and US$ 1.6 million to Class 1 CBs. Furthermore, Edenor repurchased a total of US$ 22.1 million FV of its CBs at par.

Additionally, on July 29, 2020, Class 6 CBs were issued for a total amount of $ 6,355 million at a Private Badlar interest rate plus a 2.5% spread, maturing 13 months as from their issuance date.

12.5.2.2 Deferral in the Payment of Interest

On July 21 and 24, 2020, bondholders of Series T and Class 1 CBs were informed that the Company would proceed with the payment of the eighth and seventh interest period for US$ 18.4 million and US$ 28.1 million (the “Interest Payments”), respectively, within the 30-day grace period stipulated in the terms and conditions of the Trust Agreements regulating these CBs.

This situation was attributable to the recent modifications to the foreign exchange regime in force (see Note 6.2), which involved an extension of the restricted period to access the MULC from 30 to 90 days before and after any transaction involving the transfer of securities to depository entities abroad. Consequently, on August 10, 2020, the Company made the Interest Payments.

We reaffirm that this situation did not constitute an event of default under the terms and conditions of the 2023 and 2027 CBs as the Company made the Interest Payments on August 10, 2020, within the grace period stipulated in the Trust Agreements.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5.2.3 Pampa Group’s CBs Ratings

Company	Agency	Rating
		Global	Local
Pampa	S&P	CCC+	N/A
	Moody's	Caa3	N/A
	FitchRatings	CCC	AA-
Edenor	S&P	CCC	raB
	Moody's	Caa3	Caa1.ar
TGS	S&P	CCC+	N/A
	Moody's	Caa3	N/A
Transener	S&P	CCC+	raBB

12.6 TRADE AND OTHER PAYABLES

Non-Current	06.30.2020	12.31.2019

Customer contributions	201	156
Customer guarantees	244	213
Trade payables	445	369

ENRE Penalties and discounts	5,391	3,932
Compensation agreements	470	399
Lease liability	892	716
Other	4	3
Other payables	6,757	5,050
Total non-current	7,202	5,419

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

	Note	06.30.2020	12.31.2019
Current
Suppliers		9,758	12,739
CAMMESA		17,717	9,305
Customer contributions		31	31
Discounts to customers		37	37
Customer advances		534	362
Related parties	16	198	468
Other		7	22
Trade payables		28,282	22,964

ENRE Penalties and discounts		2,655	3,387
Related parties	16	16	316
Advances for works to be executed		6	6
Compensation agreements		94	150
Payment agreements with ENRE		28	48
Other creditors		19	-
Lease liability		357	254
Other		37	64
Other payables		3,212	4,225

Total current		31,494	27,189

Due to the short-term nature of the payables and other payables, their carrying amount is considered to be the same as their fair value, except non-current customer contributions.

The fair values of non-current customer contributions as of June 30, 2020 and December 31, 2019 amount to $ 56.8 million and $ 51.3 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a market rate for this type of transactions. This fair value is classified as level 3.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.7 INCOME TAX LIABILITY

	06.30.2020	12.31.2019
Non-current
Income tax, net of witholdings and advances	6,035	590
Total non-current	6,035	590

Current
Income tax, net of witholdings and advances	1,833	3,154
Total current	1,833	3,154

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.8 FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows the Company’s financial assets and liabilities measured at fair value as of June 30, 2020 and December 31, 2019:

As of June 30, 2020	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	3,189	-	-	3,189
Shares	2	-	789	791
Investment funds	1,041	-	-	1,041
Cash and cash equivalents
Investment funds	22,135	-	-	22,135
Other receivables	10	-	-	10
Total assets	26,377	-	789	27,166

Liabilities
Derivative financial instruments	-	47	-	47
Total liabilities	-	47	-	47

As of December 31, 2019	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	6,775	-	-	6,775
Shares	478	-	671	1,149
Investment funds	14,614	-	-	14,614
Cash and cash equivalents
Investment funds	250	-	-	250
Derivative financial instruments	-	214	-	214
Other receivables	250	-	-	250
Total assets	22,367	214	671	23,252

Liabilities
Derivative financial instruments	-	204	-	204
Total liabilities	-	204	-	204

The techniques used for the measurement of assets at fair value with changes in income, classified as Level 2 and 3, are detailed below:

- Derivative Financial Instruments: calculated from variations between market prices at the closing date of the period, and the amount at the time of the contract.

- Shares: they were determined based on Income approach through the Indirect Cash Flow method (net present value of expected future cash flows) and the discount rates used were estimated taking the Weighted Average Cost of Capital (“WAAC”) rate as a parameter.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 13: EQUITY COMPONENTS

13.1 SHARE CAPITAL AND RESERVES

13.1.1	Share Capital

As of June 30, 2020, the capital stock amounts to $ 1,596 million, including treasury shares.

13.1.1.1	Stock Compensation Program

During the six-month period ended June 30, 2020, the Company delivered the equivalent of 0.7 million own shares as payments under the stock compensation plan for officers and other key staff.

13.1.1.2	Buyback of Own Shares

The Share Buyback Programs effective over the period are detailed below:

	Program 5	Program 6	Program 7
Board aproval date	11/11/2019	9/3/2020	6/25/2020 (1)
Maximum amount for repurchase	U$S 50 millon	U$S 27 millon	$ 3,600 millon
Maximum price per share	U$S 0.58	U$S 0.52	$ 52.8
Maximum price per ADR	U$S 14.5	U$S 13	U$S 11
Period in force	120 days	120 days	120 days
Finish date	10/3/2020	1/7/2020	In process
VN Repurchases as of 06.30.2020	89.4 millon	65.9 millon	-
Amount invested	U$S 46.4 millon	U$S 26.3 millon	-

(1) Corresponding to the modification of the Program on April 13, 2020, for a maximum amount of US$ 20 million and a maximum price of US$ 0.40 per common share and US$ 10 per ADR. Finally, on August 11, 2020, the Company’s Board of Directors modified the maximum price to US$ 13 per ADR and $ 67.34 per common share.

As of June 30, 2020, own treasury shares amount to 43.6 million.

After the closing of the period, the Company directly and indirectly acquired 15.3 million own shares for a value of US$ 6.7 million.

13.1.1.3	Capital decrease

On April 7, 2020, the Company’s Extraordinary General Meeting of Shareholders resolved to reduce its capital stock through the cancellation of own shares held in treasury as of the last business day prior to such date, acquired under Share Buyback Programs No. 4, 5 and 6. In this sense, the capital stock was reduced by $ 152 million through the cancellation of 152 treasury shares, the capital stock thus decreasing from $ 1,748 million to $ 1,596 million. This reduction is pending registration with the Public Registry.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTA 13: (Continuación)

13.1.2 Other reserves

a) Acquisition of Edenor’s ADRs/Shares by the Company

Over the 2020 six-month period, the Company acquired a total of 0.2 million Edenor’s ADRs at an average acquisition cost of US$ 3.6 per ADR and 2.4 million shares at an average cost of $ 21.35 per Edenor’s share.

13.2	EARNING PER SHARE

13.2.1 Basic

Basic earnings per share are calculated by dividing the result attributable to the Company’s equity interest holders by the weighted average of outstanding common shares during the year.

13.2.2	Diluted

Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning per share equal to the basic. As of June 30, 2020 and 2019, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earnings per share.

	06.30.2020	06.30.2019
Earning for continuing operations attributable to the equity holders of the Company	995	23,704
Weighted average amount of outstanding shares	1,606	1,854
Basic and diluted earnings per share	0.62	12.79

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1 ADJUSTMENTS TO RECONCILE NET PROFIT TO CASH FLOWS GENERATED BY OPERATING ACTIVITIES

	Note	06.30.2020	06.30.2019
Income tax	10.6	1,957	(1,159)
Accrued interest		6,104	4,878
Depreciations and amortizations	9, 10.1 and 10.2	9,321	5,460
Constitution of allowances, net	10.4 and 10.1	1,897	313
Provision of provisions and tax payables, net	10.4	183	734
Share of profit from joint ventures and associates	5.2.2	(3,157)	(2,928)
Accrual of defined benefit plans	9, 10.1 and 10.2	644	300
Net exchange differences	10.5	2,732	884
Result from measurement at present value	10.5	65	179
Changes in the fair value of financial instruments		(689)	(1,588)
Results from property, plant and equipment sale and decreases	10.4 and 10.3	118	(6)
Results for the repurchase of corporate bonds	10.5	(2,094)	(22)
Impairment of property, plant and equipment, intangible assets and inventories	6.1.1	4,316	-
Dividends received	10.4	(69)	(47)
Compensation agreements	10.1 and 10.2	70	34
Agreement on the regularization of obligations		-	(13,066)
Contractual resolution of real state asset	10.5	(10)	36
Gain on monetary position, net	10.5	(3,259)	(5,825)
Other		101	17
Total adjustments to reconcile net profit to cash flows generated by operating activities		18,230	(11,806)

14.2 CHANGES IN OPERATING ASSETS AND LIABILITIES

	06.30.2020	06.30.2019
Decrease (increase) in trade receivables and other receivables	938	(3,229)
Decrease (increase) in inventories	202	(1,753)
Increase in trade payables and other payables	4,398	7,998
Increase deferred revenue	961	-
Decrease in salaries and social security payable	(391)	(641)
Decrease in defined benefit plans	(262)	(31)
Decrease in tax payables	(1,941)	(643)
Increase (decrease) in provisions	31	(230)
Income tax and minimum notional income tax paid	(1,647)	(2,873)
Payments from derivative financial instruments, net	(127)	(151)
Total changes in operating assets and liabilities	2,162	(1,553)

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 14: (Continuation)

14.3 SIGNIFICANT NON-CASH TRANSACTIONS

	06.30.2020	06.30.2019
Acquisition of property, plant and equipment through an increase in trade payables	(858)	(1,861)
Borrowing costs capitalized in property, plant and equipment	(633)	(336)
Compensation of loans through the assignment of dividends	840	-
Agreement on the regularization of obligations	-	13,066
Increase in asset retirement obligation provision through an increase in property, plant and equipment	-	47
Constitution of guarantee of derivative financial instruments, net through the delivery of financial assets at fair value through profit or loss	-	(43)
Dividends pending collection	-	159
Loan compensation through the transfer of sales credits	-	252
Increase of right-of-use assets through an increase in other debts	(88)	-

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

The main events taking place in the six-month period ended June 30, 2020 regarding contingent liabilities reported in the consolidated financial statements as of December 31, 2019 are detailed below:

-	Petrobras Operaciones S.A. (“POSA”) has filed an international arbitration claim against the Company before the International Chamber of Commerce (“ICC”) on account of alleged breaches to the Assignment Agreement entered into between Petrobras Argentina S.A. (currently Pampa Energía S.A.) and POSA in 2016 for the transfer of a 33.6% interest in the “Río Neuquén” Concession. The breaches alleged by POSA in its arbitration claim consist of the failure to transfer certain assets associated with the assigned interest, and differences in the calculation of adjustments in the assignment price. The Company timely answered the arbitration claim, and also filed a counterclaim for differences in the calculation of adjustments in the assignment price which were not paid by POSA. The arbitration will be held pursuant to the ICC Rules of Arbitration, the applicable law will be that of the Republic of Argentina, and the seat of arbitration will be Buenos Aires, Argentina.

-	In the class action filed in the City of Rio de Janeiro, Brazil, by a lawyer of that nationality, Felipe Machado Caldeira, judgment was rendered, thus terminating the proceeding.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTA 15: (Continuación)

-	In the arbitration complaints brought by Messrs. Candoni, Giannasi, Pinasco and Torriani, the Chamber of Appeals in Commercial Matters upheld the motion for appeal and nullity filed by the Company, revoking the partial award and sustaining that the proper proceeding for raising objections is to contest the shareholders’ meetings under the Business Organizations Law, and not to challenge the fair price established in the Capital Markets Law for MTOs. As of the issuance of these consolidated condensed interim financial statements, the Chamber of Appeals’ judgment is still not conclusive.

The main events taking place in the six-month period ended June 30, 2020 regarding contingent assets reported in the consolidated financial statements as of December 31, 2019 are detailed below:

-	The Company has filed an international arbitration claim against Petrobras International Braspetro B.V. on account of fraudulent representations and omissions associated with certain export transactions under the share purchase agreement executed on May 13, 2016, whereby the Company acquired 67.2% of Petrobras Argentina S.A.’s capital stock (the “Share Purchase Agreement”).The arbitration will be held pursuant to the ICC’s Arbitration Rules, the applicable law will be that of the State of New York and the seat of arbitration will be New York. Petrobras International Braspetro B.V. timely answered the request for arbitration and also filed a counterclaim seeking the payment of a percentage over the difference between the amount estimated for certain contingencies detected in the purchase process and the amount actually paid for them.

-	After the commissioning of PEPE II and PEPE III wind farms, certain defects were evidenced in the blades of some wind turbines, which resulted in their withdrawal from service for their subsequent repair and/or replacement. As a result of the failure, the generation capacity of the wind farms has been partially reduced. The Company submitted the corresponding claims to the supplier and the insurance company in order to move forward with the repair of the wind turbines and cover the incurred damages. In this sense, the Company and the supplier of the wind turbines have started the tasks for their progressive repair, which completion is estimated for August 2020.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTA 16: RELATED PARTIES´ TRANSACTIONS

16.1 Balances with related parties:

As of June 30, 2020	Trade receivables	Other receivables		Trade payables	Other payables	Borrowings
	Current	Non Current	Current	Current	Current	Current
Associates and joint ventures
Citelec	-	-	-	-	-	62
CTB	12	-	-	-	-	-
Greenwind	17	91	2	192	-	-
OCP	-	1,086	-	-	7	-
Refinor	327	-	48	6	-	-
SACME	-	4	-	-	9	-
TGS	179	2,198	335	-	-	-
Other related parties
Fidus	-	-	25	-	-	-
SACDE	3	-	40	-	-	-
Other	-	-	40	-	-	-
	538	3,379	490	198	16	62

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 16: (Continuation)

As of December 31, 2019	Trade receivables	Other receivables		Trade payables	Other payables	Borrowings
	Current	Non Current	Current	Current	Current	Current
Associates and joint ventures
Citelec	-	-	-	-	-	815
CTB	27	-	-	-	-	-
Greenwind	16	260	5	274	-	-
OCP	-	891	14	-	303	-
Refinor	109	-	-	40	-	-
SACME	-	4	-	144	13	-
TGS	221	2,014	274	5	-	-
Transener	-	-	-	5	-	-
Other related parties
Fidus	-	-	25	-	-	-
SACDE	19	-	145	-	-	-
Other	-	-	34	-	-	-
	392	3,169	497	468	316	815

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 16: (Continuation)

16.2 Operations with related parties:

Operations for the six-month period	Sales of goods and services				Purchases of goods and services (4)				Fees for services				Other operating expenses and income
	06.30.2020		06.30.2019		06.30.2020		06.30.2019		06.30.2020		06.30.2019		06.30.2020		06.30.2019
Associates and joint ventures
CTB	52	(1)	-		-		-		-		-		-		-
Greenwind	23	(1)	16	(1)	-		-		-		-		-		-
OCP	-		-		-		-		-		-		-		(1)
Refinor	396	(3)	479	(3)	(180)	(6)	(497)	(6)	-		-		(5)		1
SACME	-		-		(49)	(7)	(36)	(7)	-		-		-		-
TGS	710	(2)	650	(2)	(497)	(5)	(441)	(5)	-		-		-		-
Transener	-		-		(4)		(1)		-		-		-		-

Other related parties
Fidus	-		-		-		-		(3)	(9)	-		-		-
Fundación	-		-		-		-		-		-		(44)	(11)	(29)	(11)
Orígenes Seguros de Vida	-		-		-		-		(12)	(10)	-		-		-
SACDE	-		-		-		(69)	(8)	-		-		38	(12)	46	(12)
Salaverri, Dellatorre, Burgio & Wetzler	-		-		-		-		(23)	(10)	(34)	(10)	-		-
Other	-		-		-		(16)		-		-		-		8
	1,181		1,145		(730)		(1,060)		(38)		(34)		(11)		25

(1) Corresponds mainly to advisory services in technical assistance.
(2) Corresponds mainly to advisory services in technical assistance and gas sales.
(3) Corresponds mainly to gas and refined products sales.
(4) Disclosed within costs of sales.
(5) Corresponds mainly to natural gas transportation services.
(6) Corresponds mainly to refined products purchases.
(7) Disclosed within other financial results
(8) Corresponds mainly to construction services, which includes execution of work and stockpiling of materials, activated in Property, plant and equipment.
(9) Imputed in other financial results.
(10) Disclosed within administrative expenses.
(11) Corresponds to donations.
(12) Corresponds mainly to removal of facilities.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 16: (Continuation)

Operations for the six-month period	Finance income				Finance expenses (13)		Dividends received		Payment of dividends
	06.30.2019		06.30.2019		06.30.2019	06.30.2019	06.30.2020	06.30.2019	06.30.2020	06.30.2019
Associates and joint ventures
Ciesa	-		-		-	-	-	2,290	-	-
Citelec	-		-		(22)	(2)	-	669	-	-
Greenwind	9	(13)	19	(13)	-	-	-	-	-	-
OCP	39	(13)	-		-	-	120	385	-	-
TGS	97	(14)	69	(14)	-	-	-	-	-	-

Other related parties

EMESA	-		-		-	-	-	-	(519)	(57)
Citelec	-		-		-	-	856	-	-	-
SACDE	1		-		-	-	-	-	-	-
TSM	-		-		-	-	-	24	-	-
TMB	-		-		-	-	-	23	-	-
Other	1		-		-	-	-	-	-	-
	147		88		(22)	(2)	976	3,391	(519)	(57)
(13) Corresponds to accrued interest on loans granted.
(14) Corresponds to finance leases.
(15) Corresponds to accrued interest on loans received.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 17: INVESTMENTS COMMITMENTS

17.1 PEPE IV

As regards the request for a term extension for the commercial commissioning of the “Las Armas” wind farm and its relocation, pursuant to the agreement entered into on December 9, 2019 with CAMMESA, a negotiation process was established to be developed until January 31, 2020, during which CAMMESA has to suspend the enforcement of the US$ 12.5 million guarantee. This term was extended successively until September 12, 2020.

17.2 Impact of the COVID-19 pandemic lockdown in CTGEBA and CTB projects

Even though Administrative Decision No. 468/20 deemed private energy infrastructure works as essential, among other activities exempted from the social, preventive and mandatory lockdown mentioned in Note 1.2, certain activities affecting contractors and suppliers have not been waived, additionally, the ban on the entry of foreigners into the national territory continues, affecting the entry of the specialists necessary to perform several tasks. In addition, special protocols were established, which affect the rhythm and productivity of the construction works.

As a result, works for the closing to combined cycle at CTGEBA have suffered delays. However, thanks to the coordinated efforts with contractors and in furtherance of the commitments undertaken by the Company, on July 2, Steam Turbine 02 (“GEBATV02”) was commissioned for service as detailed below.

Besides, closing to combined cycle works at CTEB were affected again by the stiffening of social distancing measures provided for as from July 1, 2020, as private infrastructure works were excluded from exempted activities. Later on, pursuant to Resolutions No. 1197-MJGM-2020 and No. 1690-MJGM-2020 passed by the Chief of Ministers’ Cabinet Ministry of the City of Buenos Aires, the Company resumed the execution of construction works over their critical path as from July 20, 2020. Consequently, the Company estimates that the terms for the completion of the works may be affected.

As regards the project for the closing to combined cycle at CTEB, on July 28, 2020, the Company and the Joint Venture made up of SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. and Techint Compañía Técnica Internacional S.A.C.E I entered into an addendum to the Construction Agreement within the framework of the currently imposed restrictions as a result of the COVID-19 pandemic, reaching an agreement on the impact on costs and execution terms, and launching a new stage for the execution of the closing to combined cycle.

However, it is impossible to foresee how measures will continue evolving or to which extent terms and costs may be affected in the future.

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 17: (Continuation)

17.3 Commissioning of the Closing to Combined Cycle at CTGEBA

CAMMESA, in its capacity as Body Responsible for the Wholesale Electricity Market Dispatch, commissioned CTGEBA’s GEBATV02 effective as from 00:00 on July 2, 2020 for a gross capacity of 199 MW.

GEBATV02’s marked the beginning of operations of CTGEBA’s second combined cycle, a project where the Company invested approximately US$ 320 million to add 400 MW and employed an average of 1,500 people during the 30-month work period. With the completion of the new combined cycle, the total installed capacity of CTGEBA amounts to 1,243 MW, becoming the largest thermal power plant in the country, with an outstanding efficiency of 55% on average and the capacity to supply electricity to 2.5 million households in the Buenos Aires metropolitan area.

In this way, the Company has fulfilled its commitments with CAMMESA under the electricity wholesale supply agreement entered into pursuant to former SEE Resolution No. 287/17.

In line with the Company’s strategy to develop its core businesses, this milestone adds to the efforts put forth over the last 12 years to increase the power generation infrastructure, demanding investments for more than US$ 1,500 million, hence becoming Argentina’s largest independent power producer, operating a total 4,944 MW of installed capacity, which represents 12% of the national grid.

NOTE 18: CONTRACTUAL RESOLUTION OF REAL ESTATE ASSET

With regard to the real estate asset to be constructed, acquired by Edenor in November 2015, the subsequent termination of the agreement due to RDSA’s default in August 2018 and the respective legal actions brought by Edenor against the seller and the insurance company, and with respect to the settlement agreement dated September 30, 2019 that Edenor entered into with Aseguradores de Cauciones S.A., the following events stand out as of the date of issuance of these consolidated condensed interim financial statements, in addition to those mentioned in our consolidates financial statements as of December 31, 2019:

-	As regards the US$ 1 million receivable resulting from the agreement with Aseguradora de Cauciones S.A., Edenor has received the first installment. in the amount of US$ 100,000, due on April 21, 2020. Furthermore, during the second quarter of 2020, Edenor entered into a standstill agreement whereby the following payments were renegotiated: a) the second installment, in the amount of US$ 50,000, due on July 20, 2020 —which was collected by Edenor—; b) the third installment, for US$ 70,000, maturing on October 19, 2020; c) the balance for the second and third installments, in the amount of US$ 180,000, which was assessed based on the payments’ original due dates, will mature until November 15, 2020. The rest of the quarterly payment schedule remains unchanged.
-	As regards RDSA’s reorganization proceeding, Edenor filed an ancillary review motion for the amount declared inadmissible, and as of the issuance hereof, this proceeding it is still in the evidentiary stage. In accordance with the suspension of the procedural time limits timely resolved by the CSJN as a result of the pandemic declared by the WHO on March 11, 2020 and the preventive and mandatory lockdown provided for by DNU No. 297/20 and later extended by supplementary executive orders, the intervening Court in Commercial Matters will have to set a new schedule for the next procedural stages.
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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 19: ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN PESOS

	Type	Amount in currencies other than pesos	Exchange rate (1)	Total 06.30.2020	Total 12.31.2019

ASSETS

NON-CURRENT ASSETS
Financial assets at amortized cost	U$S	-	-	-	1,048
Other receivables	U$S	62.4	70.46	4,400	3,719
Total non-current assets				4,400	4,767

CURRENT ASSETS

Financial assets at fair value through profit and loss	U$S	50.1	70.46	3,529	10,000
Financial assets at amortized cost	U$S	47.5	70.46	3,350	3,224
Derivative financial instruments	U$S	-	-	-	211
Trade and other receivables	U$S	119.2	70.46	8,400	10,719
	EUR	-	-	-	200
	JPY	54.6	0.65	36	-
Cash and cash equivalents	U$S	271.1	70.46	19,099	12,914
	U$	2.9	1.67	5	-
	EUR	2.0	79.27	157	135
Total current assets				34,576	37,403
Total assets				38,976	42,170

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 19: (Continuation)

	Type	Amount in currencies other than pesos	Exchange rate (1)	Total 06.30.2020	Total 12.31.2019

LIABILITIES

NON-CURRENT LIABILITIES
Provisions	U$S	103.5	70.46	7,292	6,048
Taxes payables	U$S	-	-	-	156
Borrowings	U$S	1,525.2	70.46	107,469	97,854
Trade and other payables	U$S	17.8	70.46	1,252	402
Total non-current liabilities				116,013	104,460

CURRENT LIABILITIES
Provisions	U$S	16.4	70.46	1,156	985
Taxes payables	U$S	14.9	70.46	1,050	702
Salaries and social security payable	U$S	0.1	70.46	6	4
	U$	1.8	1.67	3	3
	U$S	0.6	70.46	43	-
Borrowings	U$S	40.1	70.46	2,825	8,590
Trade and other payables	U$S	66.0	70.46	4,651	6,288
	EUR	3.8	79.27	303	251
	CHF	-	74.40	2	15
	CZK	3.7	2.97	11	-
	SEK	-	-	-	9
Total current liabilities				10,050	16,847
Total liabilities				126,063	121,307
Net Position Liability				(87,087)	(79,137)

(1) The exchange rates correspond to June 30, 2020 released by the National Bank of Argentine for U.S. dollars (US$), euros (EUR), Swiss francs (CHF), Uruguayos pesos (U$) yen (JPY), czech crowns (CZK) and Swedish krona (SEK).

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Notes to the unaudited consolidated condensed interim financial statements (continuation) (In millions of Argentine Pesos (“$”))

NOTE 20: DOCUMENTATION SAFEKEEPING

On August 14, 2014, the National Securities Commission issued General Resolution No. 629, which introduced modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company and its subsidiary Edenor, have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Administración de Archivos S.A (AdeA)’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Provincia de Buenos Aires and in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-	Azara 1245 –C.A.B.A.
-	Don Pedro de Mendoza 2163 –C.A.B.A.
-	Amancio Alcorta 2482 C.A.B.A.
-	San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

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REVIEW REPORT ON THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

To the President and Directors of

Pampa Energía S.A.

Legal address: Maipú, 1

Autonomous City of Buenos Aires

Tax Code No.: 30-52655265-9

 Introduction

We have reviewed the accompanying consolidated condensed interim financial statements of Pampa Energía S.A. (“PESA” or “the Company”) and its subsidiaries, including the consolidated condensed interim statement of financial position at June 30, 2020, the consolidated condensed interim statement of comprehensive income for the six and three-month periods ended June 30, 2020, the consolidated condensed interim statements of changes in equity and of cash flows for the six-month period then ended, and the selected explanatory notes.

The balances and other information for the fiscal year 2019 and its interim periods is an integral part of the Financial Statements mentioned above; therefore, they must be considered in connection with those Financial Statements.

Board's responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE, for its acronym in Spanish) as professional accounting standards and included by the National Securities Commission (CNV, for its acronym in Spanish) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the consolidated condensed interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the consolidated condensed interim Financial Statements and of analytical and other review procedures. This review is substantially less in scope than an audit examination conducted in accordance with international standards on auditing and consequently it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the financial position, the consolidated comprehensive income, or the consolidated cash flows of the Company

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Conclusion

On the basis of our review, nothing has come to our attention that make us think that the consolidated condensed interim Financial Statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Pampa Energía S.A., that:

a)	As mentioned in note 3, except for its lack of transcription to the book “Inventory and Balances”, the consolidated condensed interim financial statements of Pampa Energía S.A., the Company complies in what is a matter of our competence, with the provisions of the General Companies Law and in the pertinent resolutions of the National Securities Commission;

b)	The individual condensed interim financial statements of Pampa Energía S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations, except for their lack of transcription to the Inventory Book and Balance Sheets and the Daily Book (transcription to the Inventories and Balance Book CD ROM);

c)	we have read the Summary of Activity (“Reseña Informativa”), on which, as regards those matters that are within our competence, we have no observations to make;

d)	at June 30, 2020 the debt accrued by Pampa Energía S.A. in favor of the Argentine Integrated Social Security System according to the Company's accounting records amounted to $ 266.2 millions, none of which was claimable at that date;

Autonomous City of Buenos Aires, August 11, 2020.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Reinaldo Sergio Cravero

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2020

Pampa Energía S.A.

By:	/s/ Gustavo Mariani
Name: Gustavo Mariani Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.